FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of ….	February	………………………………………… ,	2023

CANON INC.
(Translation of registrant’s name into English)

30-2, Shimomaruko 3-Chome, Ohta-ku, Tokyo 146-8501, Japan
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-....................

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANON INC.
(Registrant)

Date….	February 27, 2023	By ……/s/……… Sachiho Tanino…………………
(Signature)*

Sachiho Tanino
General Manager
Consolidated Accounting Division
Canon Inc.

*Print the name and title of the signing officer under his signature.

The following materials are included.

1. Notice of Convocation of the Ordinary General Meeting of Shareholders for the 122nd Business Term

2. Matters omitted from the Notice of Convocation of the Ordinary General Meeting of Shareholders for the 122nd Business Term

TRANSLATION Securities Code: 7751 Notice of Convocation of the Ordinary Photograph location: Fujikawaguchiko-machi, Minamitsuru-gun, Yamanashi Pref. General Meeting of Shareholders Photographed using: EOS R5 for the 122nd Business Term RF24-105mm F4 L IS USM DATE AND TIME March 30 (Thursday), 2023 at 10:00 a.m. (Japan time) (The reception will commence at 9:00 a.m.) PLACE Headquarters of the Company 30-2, Shimomaruko 3-chome, Ohta-ku, Tokyo MATTERS TO BE Item No.1 Dividend from Surplus RESOLVED Item No.2 Election of Five Directors Item No.3 Election of Two Audit & Supervisory Board Members Item No.4 Grant of Bonus to Directors

Based on our philosophies of “a respect for humanity” and “an emphasis on original technology,” Canon was founded in 1937 as a camera manufacturer and continued to grow for 30 years under the high ideal of “building the world’s best cameras using our own technology.”

During the age of internationalization in the 1960s, we achieved further growth through structural transformation aimed at “globalization” and “diversification.”

In addition, as internationalization continued to expand around the world, we marked our 50th anniversary of the founding of the Company in 1987. In 1988, we announced our second inauguration and introduced the new corporate philosophy of “kyosei” (harmoniously living and working together with all people of the world).

In accordance with this philosophy of “kyosei,” Canon will continue its business activities aimed at corporate growth and development in the interest of world prosperity and the happiness of humankind.

Index

NOTICE OF CONVOCATION OF THE ORDINARY GENERAL MEETING OF SHAREHOLDERS FOR THE 122ND BUSINESS TERM	P. 3
Guidance Notes on the Exercise of Voting Rights via the Internet or in Writing	P. 5

REFERENCE DOCUMENTS FOR
GENERAL MEETING OF SHAREHOLDERS
Propositions:
Item No.1 - Dividend from Surplus	P. 7
Item No.2 - Election of Five Directors	P. 8
Item No.3 - Election of Two Audit & Supervisory Board Members	P. 12
Item No.4 - Grant of Bonus to Directors	P. 14

BUSINESS REPORT
1. Current Conditions of the Canon Group	P. 15
2. Shares of the Company	P. 28
3. Directors and Audit & Supervisory Board Members	P. 29
4. Accounting Auditor	P. 34
5. Systems Necessary to Ensure the Properness of Operations	P. 35

CONSOLIDATED FINANCIAL STATEMENTS
Consolidated Balance Sheets	P. 39
Consolidated Statements of Income	P. 40

NON-CONSOLIDATED FINANCIAL STATEMENTS
Non-Consolidated Balance Sheets	P. 41
Non-Consolidated Statements of Income	P. 42

AUDIT REPORTS
AUDIT REPORT OF ACCOUNTING AUDITOR
ON CONSOLIDATED FINANCIAL STATEMENTS	P. 43
AUDIT REPORT OF ACCOUNTING AUDITOR	P. 45
AUDIT REPORT OF AUDIT & SUPERVISORY BOARD	P. 47

REFERENCE
Sustainability Efforts	P. 49
Topics	P. 51
Information for Shareholders	P. 53

The Map of the Place of the General Meeting of Shareholders

To Our Shareholders

We are pleased to present our notice of convocation of the Ordinary General Meeting of Shareholders for the 122nd Business Term (from January 1, 2022 to December 31, 2022). The global economy under the COVID-19 pandemic was, since the beginning of 2021, on a track of steady recovery, in terms of both demand and supply. In 2022, however, we encountered signs of economic slowdown emerging from the latter half of the year, due to factors that included soaring resource and energy prices prompted by Russia’s invasion of Ukraine, rising inflation due to shortages of goods and labor, and tightening of monetary policy undertaken to contain inflation.

Even under this challenging business environment, demand for our products remained firm overall, and by leveraging the collective strength of the entire Canon Group to supply products while contending with component supply shortages and logistical constraints, we recorded unit sales growth in each of our business groups. In addition to this, due to our high ratio of overseas sales, which is roughly 80%, and moving production back to Japan, a measure promoted even before the COVID-19 pandemic, the weaker yen acted as a tailwind. These factors led to significant sales and profit growth for the second consecutive year, and net sales surpassing the 4 trillion yen mark for the first time in five years.

For the year-end dividend, in appreciation for the continued support of our shareholders, we will propose a distribution of 60.00 yen per share at the Ordinary General Meeting of Shareholders for the 122nd Business Term. As such, our dividend for the year, including our interim dividend of 60.00 yen per share, will amount to 120.00 yen per share, thereby constituting an increase of 20.00 yen relative to our annual dividend for the 121st Business Term.

Regarding the global economy in 2023, amid the persistent threat of COVID-19 and mounting geopolitical tensions, we project low growth, due to moves to tighten monetary policy in respective regions to rein in high prices. Although navigating the Company’s business through this difficult phase will continue, the Canon Group will work in a concerted effort to meet the challenges, and to achieve the goals of its five-year management plan, Phase VI (2021 to 2025) of the “Excellent Global Corporation Plan,” while aiming for its third consecutive year of sales and profit growth.

We look forward to our shareholders’ continued support and encouragement.

March, 2023

Chairman & CEO     FUJIO MITARAI

Securities Code: 7751 March 6, 2023

TO OUR SHAREHOLDERS

CANON INC.
30-2, Shimomaruko 3-chome, Ohta-ku, Tokyo Chairman & CEO Fujio Mitarai

NOTICE OF CONVOCATION

OF

THE ORDINARY GENERAL MEETING OF SHAREHOLDERS

FOR THE 122ND BUSINESS TERM

Notice is hereby given that the Ordinary General Meeting of Shareholders for the 122nd Business Term of Canon Inc. (the “Company”) will be held as described below.

Although we will hold the Meeting upon having appropriately taken measures to prevent the spread of COVID-19, please consider refraining from traveling to the Meeting venue on the date of the Meeting, taking into consideration your own physical condition and the situation regarding the spread of infection.

As you can exercise your voting rights via the Internet or in writing, we strongly encourage you to do so if choosing not to travel to the Meeting venue on the date of the Meeting. The voting deadline via the Internet or in writing is 5:00 p.m. on March 29 (Wednesday), 2023 (Japan time). (If exercising your voting rights in writing, your vote must arrive at the manager of the register of shareholders no later than the aforementioned deadline).

1. DATE AND TIME:	March 30 (Thursday), 2023 at 10:00 a.m. (Japan time)
(The reception will commence at 9:00 a.m.)
2. PLACE:	Headquarters of the Company
30-2, Shimomaruko 3-chome, Ohta-ku, Tokyo
(Please see the map at the end of this notice.)
3. MATTERS CONSTITUTING THE PURPOSE OF THE MEETING	Matters to be Reported:

1. Reports on the contents of the Business Report and Consolidated Financial Statements for the 122nd Business Term (from January 1, 2022 to December 31, 2022), and reports on the Auditing Results of Accounting Auditor and Audit & Supervisory Board regarding the Consolidated Financial Statements.

2. Reports on the content of the Non-Consolidated Financial Statements for the 122nd Business Term (from January 1, 2022 to December 31, 2022).
Matters to be Resolved upon:
Propositions:
Item No.1 - Dividend from Surplus
Item No.2 - Election of Five Directors
Item No.3 - Election of Two Audit & Supervisory Board Members
Item No.4 - Grant of Bonus to Directors

1.	Measures for Electronic Provision of the Shareholders Meeting Reference Documents

Upon convening the Meeting, the Company takes Measures for Electronic Provision (on the websites listed below) of the information that includes the contents of Reference Documents for General Meeting of Shareholders, Business Report, Consolidated Financial Statements and Non-Consolidated Financial Statements pursuant to provisions of the Companies Act and the Company’s Articles of Incorporation. Please note, however, that regardless of whether or not a Request for Delivery of Documents is made pursuant to the Companies Act, the Company sends this information to shareholders in paper-based form as before.

(1) Company’s website (“Shareholders’ Meeting” page of the “Investor Relations” section)
Please access the website below and see “The Ordinary General Meeting of Shareholders for the 122nd Business Term (March 30, 2023)” https://global.canon/en/ir/share/meeting.html
(2) Tokyo Stock Exchange website (Listed Company Search)

Please access the website below, input “Canon” into “Issue name (company name)” or “7751” into “Code,” click “Search,” then “Basic information” of Canon Inc. and select “Documents for public inspection/PR information,” “Notice of General Shareholders Meeting/Informational Materials for a General Shareholders Meeting.”

https://www2.jpx.co.jp/tseHpFront/JJK020010Action.do?Show=Show

2.	Documents not included in this Notice of Convocation

The following documents are not included in this Notice of Convocation: “Stock Acquisition Rights etc. of the Company” of the Business Report; “Consolidated Statement of Equity” and “Notes to Consolidated Financial Statements” of the Consolidated Financial Statements; and “Non-Consolidated Statement of Changes in Net Assets” and “Notes to Non-Consolidated Financial Statements” of the Non-Consolidated Financial Statements. These documents are posted on each of the websites described in 1. above as “Matters Omitted from the Notice of Convocation of the Ordinary General Meeting of Shareholders for the 122nd Business Term.” Please access one of the websites to read them.

These matters have been subject to audit, whereby the Audit & Supervisory Board Members have prepared the Audit Report of Audit & Supervisory Board and the Accounting Auditor has prepared the Audit Report of Accounting Auditor.

3.	Changes in the contents of Shareholders Meeting Reference Documents

Any changes in information that includes the contents of Reference Documents for General Meeting of Shareholders, Business Report, Consolidated Financial Statements and Non-Consolidated Financial Statements will be posted on each of the websites described in 1. above.

4.	Cautionary matters concerning attending the Meeting in person
(1)	Upon attending the Meeting, please present the Voting Form delivered by the Company to the receptionist at the place of the Meeting.
(2)

Shareholders at the Meeting will be subject to temperature checks performed prior to reception. Please be aware that those showing signs of fever or poor physical health may be refused to enter the Meeting venue.

(3)	Shareholders in attendance will be asked to use hand sanitizer and wear a face mask.
(4)

There is to be extra distance between seating at the Meeting venue. Also, the number of shareholders allowed entry into the Meeting venue may be limited depending on the number of shareholders who visit. We appreciate your understanding in this regard.

(5)	Please note that no commemorative items or gifts, etc. will be provided for shareholders attending the Meeting in person.

5.	Exercise of voting rights via the Internet or in writing
Please refer to “Guidance Notes on the Exercise of Voting Rights via the Internet or in Writing” on the following page.

Guidance Notes on the Exercise of Voting Rights via the Internet or in Writing

Shareholders may exercise their voting rights prior to the Meeting via the Internet or in writing (using the Voting Form), instead of attending the Meeting in person.

Exercise of Voting Rights via the Internet 1. Method of Scanning the QR Code Using Smartphones, etc. for Exercising Voting Rights (1) Please access the website for exercising voting rights by smartphones, etc. by scanning the QR Code*1 printed on the lower right hand-side of the Voting Form with your smartphone or other such device*2. (2) Please exercise your voting rights by following the directions on the screen. • You do not need to enter your Code for the Exercise of Voting Rights (ID) and the Password. • Please note that exercising voting rights by using this method is available only once. If you wish to revise your for/against selections upon having submitted your votes by the method indicated here, please exercise your voting rights again using “Method of Entering the Code for the Exercise of Voting Rights (ID)” as described below. *1. “QR Code” is a registered trademark of DENSO WAVE INCORPORATED. *2. Your device must have an application for scanning QR Codes or such functionality in order to exercise your voting rights by using this method. Voting deadline: No later than 5:00 p.m. on March 29 (Wednesday), 2023 (Japan time) 2. Method of Entering the Code for the Exercise of Voting Rights (ID) Please access the website for exercising voting rights specified by the Company (https://soukai.mizuho-tb.co.jp/). Please enter the “Code for the Exercise of Voting Rights (ID)” printed on the lower left hand corner of the reverse side of the Voting Form, and then click on the “Next” button. On the first time you log in, you are required to change your password. Following the on-screen instructions, please enter the “(Initial) Password” printed on the lower left hand corner of the reverse side of the Voting Form and a password of your choice, and then click on the “Register” button. Please exercise your voting rights by following the directions on the screen. Voting deadline: No later than 5:00 p.m. on March 29 (Wednesday), 2023 (Japan time)

Exercise of Voting Rights in Writing (Using the Voting Form) Please indicate your for/against for each of the propositions on the Voting Form and send it to us by postal mail. (1) Please indicate your for/against for each of the propositions here. • Item No.2 and Item No.3 If you approve of all of the candidates: Mark the “” (for) box with a “” If you are opposed to all of the candidates: Mark the “” (against) box with a “” If you are opposed to some of the candidates: Mark the “” (for) box with a “,” and indicate the numbers for the candidates that you are opposed to In the event that your for/against of any proposition is not indicated on the Voting Form, the proposition shall be considered as an indication of for. (2) Please cut the form at the dotted line, and send this portion of the form by postal mail. (Please use the personal information security sticker on the Voting Form before sending it by postal mail.) Voting deadline: To arrive no later than 5:00 p.m. on March 29 (Wednesday), 2023 (Japan time) (Voting Forms that arrive at our manager of the register of shareholders (Mizuho Trust & Banking Co., Ltd.) no later the aforementioned deadline shall be deemed valid.)

1.	Treatment of Voting Rights Which Are Exercised More Than Once

•	If you exercise your voting rights twice, via the Internet and in writing, we will only accept the exercise of your voting rights via the Internet as effective.
•	If you exercise your voting rights more than once via the Internet, we will only accept the last exercise of your voting rights as effective.

2.	Other Notes Regarding the Exercise of Voting Rights via the Internet
•	The cost of Internet access (access fees to providers, telecommunications fees, etc.) shall be borne by the shareholders.
•

Although each of the methods concerning the exercise of voting rights via the Internet has been operationally verified on standard devices connected to the Internet, in some cases, it may not be possible to gain access using certain devices or due to certain circumstances.

3.	For Inquiries with Respect to the Exercise of Voting Rights via the Internet
Please contact:

Stock Transfer Agency Department of Mizuho Trust & Banking Co., Ltd.

Telephone:           0120-768-524 (toll-free, available in Japan only)

Operating Hours: 9:00 a.m. to 9:00 p.m. (excluding the New Year holidays)

To Institutional Investors

The electronic voting platform for institutional investors operated by Investor Communications Japan Inc. is available for institutional investors that have applied to use such platform in advance.

REFERENCE DOCUMENTS FOR GENERAL MEETING OF SHAREHOLDERS

Item No.1: Dividend from Surplus

The basic policy of the Company is to provide a stable return and actively return profits to shareholders, mainly in the form of a dividend, taking into consideration medium-term profit forecasts along with planned future investments, cash flow and other factors.

Taking into account this basic policy and the progress of recovery of our business performance for the current business term, we propose a term- end dividend of 60.00 yen per share for the current business term, an increase of 5.00 yen relative to term-end dividend of the previous term.

As we have already paid an interim dividend of 60.00 yen per share, the full-year dividend will be 120.00 yen per share (an increase of 20.00 yen from the previous term).

1. Kind of the dividend property	Cash
2. Matters regarding allocation of the dividend property and its total amount	60.00 yen per one common share of the Company Total amount of dividend 60,930,802,080 yen
3. Effective date of the distribution of the dividend from surplus	March 31, 2023

[Reference] Changes in the amount of dividend per share (Yen)
180 160 140 120 100 80 60 40 20 0 65 65 85 65 75 75 75 75 10 75 75 80 80 80 80 40 40 55 45 60 60113th 114th 115th 116tg 117th 118th 119th 120th 121st 122nd (sheduled) TERM
Interin dividend Term-end dividend Commemorative dividend

Item No.2: Election of Five Directors

The terms of office of all of the five Directors will expire at the end of this Meeting. Accordingly, we propose the election of five Directors.

The Company has a basic policy that the focus of the organizational structure of the Board of Directors is on the Directors that oversee company-wide business strategies or execution and the Directors that oversee multiple business fields or headquarters functions, while at least two Independent Outside Directors are appointed while also assuring that they account for one third or more of the total number of Directors, in order to secure sound management.

The candidates for Directors, based on this basic policy, are as follows:

Candidate No.	Name	Current Position, Business in Charge, etc. at the Company	Board of Directors Meeting Attendance

1	Fujio Mitarai	Chairman & CEO	100% (10/10)
2	Toshizo Tanaka	Executive Vice President & CFO Group Executive of Public Affairs Headquarters Group Executive of Facilities Management Headquarters	100% (10/10)
3	Toshio Homma	Executive Vice President & CTO Head of Printing Group Chief Executive of Digital Printing Business Operations	100% (10/10)
4	Kunitaro Saida	Director	100% (10/10)
5	Yusuke Kawamura	Director	100% (10/10)

Note: The attendance figures above constitute attendance of the Board of Directors meetings by the respective candidates for Directors during the 122nd business term.

Candidate No. 1 Reappointed Candidate No. 1 Reappointed	Fujio Mitarai Date of birth Sep. 23, 1935 Number of the Company’s shares held 148,344 shares	Brief personal record, position, business in charge and important concurrent posts
As of
Apr. 1961: Entered the Company
Mar. 1981: Director
Mar. 1985: Managing Director
Mar. 1989: Senior Managing Director
Mar. 1993: Executive Vice President
Sep. 1995: President
Mar. 2006: Chairman, President & CEO
May 2006: Chairman & CEO (daihyō torishimariyaku kaichō)
Mar. 2012: Chairman & CEO (daihyō torishimariyaku kaichō ken shachō)
Mar. 2016: Chairman & CEO (daihyō torishimariyaku kaichō)
May 2020: Chairman & CEO (daihyō torishimariyaku kaichō ken shachō) (present)
[Important concurrent posts]
● Audit & Supervisory Board Member of The Yomiuri Shimbun Holdings

Candidate No. 1	[Reasons for being selected as a candidate]

Mr. Fujio Mitarai has supervised the Company’s management as a CEO over the course of many years and has accomplished many things, such as significantly increasing profitability through management reform including production reform, and building a foundation for the transformation of the Company’s business structure for new areas where growth is expected. The Company has selected him as a candidate for Director upon determining that his wealth of expertise and ability related to management, gained from being chairman of Keidanren (“Japan Business Federation”), and holding many important positions in other organizations, are vital to the Company’s management.

Candidate No. 2 Reappointed Candidate No. 2 Reappointed	Toshizo Tanaka Date of birth Oct. 8, 1940 Number of the Company’s shares held 24,910 shares	Brief personal record, position, business in charge and important concurrent posts
As of
Apr. 1964: Entered the Company
Mar. 1995: Director
Mar. 1997: Managing Director
Mar. 2001: Senior Managing Director
Mar. 2007: Executive Vice President & Director
Mar. 2008: Executive Vice President & CFO (present)
Apr. 2011: Group Executive of Finance & Accounting Headquarters
Mar. 2014: Group Executive of Human Resources Management & Organization Headquarters
Apr. 2017: Group Executive of Facilities Management Headquarters (present)
Mar. 2018: Group Executive of Public Affairs Headquarters (present)
Apr. 2018: Group Executive of Finance & Accounting Headquarters

Candidate No. 2	[Reasons for being selected as a candidate]

Mr. Toshizo Tanaka has contributed greatly to building the Company’s strong financial position while working for many years as CFO. The Company has selected him as a candidate for Director upon determining that his extensive expertise, insight, and wide range of experience, gained from managing overall corporate administration, are vital to the Company’s management.

Candidate No. 3 Reappointed Candidate No. 3 Reappointed Candidate No. 4 Reappointed	Toshio Homma Date of birth Mar. 10, 1949 Number of the Company’s shares held 72,652 shares	Brief personal record, position, business in charge and important concurrent posts
As of
Apr. 1972: Entered the Company
Jan. 1995: Senior General Manager of Copying Machine Development Center
Mar. 2003: Director
Apr. 2003: Group Executive of Business Promotion Headquarters
Jan. 2007: Chief Executive of L Printer Products Operations
Mar. 2008: Managing Director
Mar. 2012: Senior Managing Director
Group Executive of Procurement Headquarters
Mar. 2016: Executive Vice President
Apr. 2016: Chief Executive of Office Imaging Products Operations
Mar. 2017: Executive Vice President & In charge of Office Business
Apr. 2020: Executive Vice President & CTO & In charge of Printing Business
Chief Executive of Digital Printing Business Operations (present)
Apr. 2021: Executive Vice President & CTO (present)
Head of Printing Group (present)

[Reasons for being selected as a candidate]

Mr. Toshio Homma accomplished great things in the commercialization of large-format printing systems after being engaged in the development and commercialization of copying machines over the course of many years. Also, he led procurement reform and contributed to creating a structure to support reducing the cost-of-sales ratio. He is currently in charge of and managing the overall printing business including commercial printing, while also managing the Company’s technological R&D as CTO. The Company has selected him as a candidate for Director upon determining that his broad knowledge and experience are vital to the Company’s management.

Candidate No. 4 Reappointed Outside Director Independent Director	Kunitaro Saida Date of birth May 4, 1943 Number of the Company’s shares held 12,800 shares	Brief personal record, position, business in charge and important concurrent posts
As of
Apr. 1969: Appointed as Public Prosecutor
Feb. 2003: Superintending Prosecutor of Takamatsu High Public Prosecutors Office
Jun. 2004: Superintending Prosecutor of Hiroshima High Public Prosecutors Office
Aug. 2005: Superintending Prosecutor of Osaka High Public Prosecutors Office
May 2006: Retired from Superintending Prosecutor of Osaka High Public Prosecutors Office
Registered as an attorney (present)
Jun. 2007: Audit & Supervisory Board Member of NICHIREI CORPORATION
Jun. 2008: Director of Sumitomo Osaka Cement Co., Ltd.
Jun. 2010: Director of HEIWA REAL ESTATE CO., LTD.
Mar. 2014: Director (present)
[Important concurrent posts]
● Attorney

[Reasons for being selected as a candidate and expected roles]

Mr. Kunitaro Saida has been serving as an attorney in corporate legal affairs subsequent to his distinguished career as Superintending Prosecutor of High Public Prosecutors Offices (in Takamatsu, Hiroshima and Osaka), and also has experience serving as an Outside Director and an Outside Audit & Supervisory Board Member for other companies. The Company has selected him as a candidate for Outside Director in hopes that he will furnish particularly useful advice drawing on his wealth of experience and high level of expertise regarding legal affairs when taking part in discussions on internal control mechanisms and corporate governance, including from the perspective of ensuring compliance.

Candidate No.5 Reappointed Outside Director Independent Director	Yusuke Kawamura Date of birth Dec. 5, 1953 Number of the Company’s shares held 1,300 shares	Brief personal record, position, business in charge and important concurrent posts
As of
Apr. 1977: Entered Daiwa Securities Co. Ltd.
Jan. 1997: General Manager of Syndicate Department of Daiwa Securities Co. Ltd.
Apr. 2000: Professor of Faculty of Economics and the Graduate School of Economics of Nagasaki University
Apr. 2010: Senior Managing Director of Daiwa Institute of Research Ltd.
Jan. 2011: Commissioner of Fiscal System Council of Ministry of Finance
Apr. 2012: Deputy Chairman of Daiwa Institute of Research Ltd.
Feb. 2013: Commissioner of Business Accounting Council of Financial Services Agency (present)
Jun. 2017: Director of Mitsui Sugar Co., Ltd. (currently Mitsui DM Sugar Holdings Co., Ltd.) (present)
Apr. 2019: Executive Counselor of Japan Securities Dealers Association
Apr. 2020: Chairman & CEO of Institute of Glocal Policy Research (present)
Mar. 2021: Director (present)
[Important concurrent posts] ● Director of Mitsui DM Sugar Holdings Co., Ltd. ● Chairman & CEO of Institute of Glocal Policy Research

[Reasons for being selected as a candidate and expected roles]

Mr. Yusuke Kawamura has a wealth of experience as an Outside Director along with capacity as an expert with respect to financial and securities systems as well as strategy for managing financial institutions, given that he worked at a securities company and subsequently served in various positions, including as a university professor, a commissioner of councils of Japan’s Ministry of Finance and Financial Services Agency, and an Executive Counselor of the Japan Securities Dealers Association. The Company has selected him as a candidate for Outside Director in hopes that he will furnish particularly useful advice drawing on his wealth of experience and high level of expertise regarding finance and securities, especially when taking part in discussions on M&A and ESG-related topics from a shareholder and investor perspective.

Notes:	1.	None of the candidates for the Directors have any special interest in the Company.
	2.	Mr. Kunitaro Saida and Mr. Yusuke Kawamura are candidates for Outside Directors defined by Item 7, Paragraph 3, Article 2 of the Enforcement Regulations of the Corporation Law of Japan.
	3.

At HEIWA REAL ESTATE CO., LTD. where Mr. Kunitaro Saida served as External Director until June 24, 2020, employee misconduct relating to real estate transactions was discovered, resulting in the aforesaid company’s recording of extraordinary loss in the second quarter of the fiscal year ended March 31, 2020, in association with that misconduct. Whereas he had been unaware of the misconduct up until its discovery, Mr. Kunitaro Saida has expressed his opinions on measures to prevent recurrence of any such incident, and otherwise has been appropriately making recommendations at the aforesaid company from the perspective of legal adherence and compliance-oriented management.

	4.

Although Mr. Kunitaro Saida and Mr. Yusuke Kawamura do not have the experience of being involved in the management of a company other than in a position of an outside director or outside audit & supervisory board member, the Company judges that they will appropriately perform their duties as Outside Director as outlined above in “Reasons for being selected as a candidate and expected roles.”

	5.

Mr. Kunitaro Saida will have served as Outside Director of the Company for nine years as of the end of this Meeting. Mr. Yusuke Kawamura will have served as Outside Director of the Company for two years as of the end of this Meeting.

	6.

The Company has entered into contracts with Mr. Kunitaro Saida and Mr. Yusuke Kawamura limiting the amount of their damage compensation liabilities defined in Paragraph 1, Article 423 of the Corporation Law of Japan to the limit prescribed by laws and regulations. Should they be elected to the position of Director, the Company will continue the aforementioned contract with them.

	7.

The Company has entered into a directors and officers liability insurance contract with an insurance company as specified in the provision of Paragraph 1, Article 430-3 of the Corporation Law of Japan, whereby the Company’s Directors serve as the insured parties. The insurance covers damages that could arise under situations where an insured party bears liability in regard to performance of his or her duties or where the insured party becomes subject to a claim seeking to hold him or her liable in that regard. Every Director candidate is to be insured under the directors and officers liability insurance contract should they be elected. The contract is to be renewed in September 2023.

	8.

The Company has notified Mr. Kunitaro Saida and Mr. Yusuke Kawamura as independent directors to each stock exchange in Japan on which the Company is listed as provided under the regulations of each stock exchange. Should they be elected to the position of Director, the Company will continue to make both of them independent directors. Although the Company has compensated Mr. Kunitaro Saida for his advisory services rendered prior to him having assumed the post of Director of the Company, the remuneration was not substantial given that it amounted to no more than 12 million yen annually, and his contract in that regard has already expired. Accordingly, the Company judges that his independence is not affected by the aforesaid circumstances.

Additional Note for English Translation:
	Mr. Fujio Mitarai, Mr. Toshizo Tanaka and Mr. Toshio Homma are Representative Directors.

Item No.3: Election of Two Audit & Supervisory Board Members

The terms of office of Audit & Supervisory Board Members Mr. Hiroaki Sato and Mr. Yutaka Tanaka will expire at the end of this Meeting. Accordingly, we propose the election of two Audit & Supervisory Board Members.

The Company has a basic policy to have Audit & Supervisory Board Members that are familiar with the Company’s businesses or its management structure, or that have extensive knowledge in specialized areas such as law, finance and accounting, and internal controls. The candidates for Audit & Supervisory Board Member, based on this basic policy, are as follows:

Prior to our proposal of this item, we have already obtained the consent of the Audit & Supervisory Board.

Candidate No. 1 Newly appointed	Hideya Hatamochi Date of birth Oct. 4, 1960 Number of the Company’s shares held 0 shares	Brief personal record, position and important concurrent posts
As of
Apr. 1983: Entered the Company
Apr. 2009: General Manager of Office Imaging Products Electrical Parts Engineering Division of Office Imaging Products Operations
May. 2012: General Manager of Office Imaging Products Manufacturing Division of Office Imaging Products Operations
Jan. 2014: General Manager in charge of Corporate Audit Center
Feb. 2015: President of Canon (Suzhou) Inc. (present)

[Reasons for being selected as a candidate]

Mr. Hideya Hatamochi was engaged for many years in the process design of office multifunction devices (MFDs) and was in charge of improving production efficiency and designing quality assurance systems. Subsequently, he served as General Manager of a manufacturing division. Then, after gaining experience at the Corporate Audit Center, performing auditing for subsidiaries of the Company, he served as President of a manufacturing subsidiary in China, which is one of the Group’s major overseas manufacturing plants, for approximately eight years. The Company has selected him as a candidate for Audit & Supervisory Board Member premised on the notion that his experience and knowledge described above will help bring about audits that are more effective.

Candidate No. 2 Reappointed Outside Audit & Supervisory Board Member Independent Audit & Supervisory Board Member	Yutaka Tanaka Date of birth Mar. 11, 1949 Number of the Company’s shares held 3,400 shares	Brief personal record, position and important concurrent posts
As of
Apr. 1975: Assistant Judge of the Tokyo District Court
Apr. 1986: Judge of the Tokyo District Court
Apr. 1987: Instructor of the Legal Training & Research Institute, the Supreme Court of Japan
Apr. 1992: Judicial Research Official, the Supreme Court of Japan
Apr. 1996: Resignation as a Judge Registered as an attorney (present)
Apr. 2004: Professor of Keio University Law School
Mar. 2019: Audit & Supervisory Board Member (present) [Important concurrent posts] ● Attorney ● Director of Laws & Ordinances Compliance Investigation Office, Financial Services Agency of Japan

[Reasons for being selected as a candidate]

Mr. Yutaka Tanaka had for many years served as a judge in charge of civil cases, and subsequently has been engaging in corporate legal affairs as an attorney and as a law school professor. The Company has selected him as a candidate for Outside Audit & Supervisory Board Member as it desires to leverage his considerable experience and high level of expert knowledge about legal affairs to further enhance the Company’s auditing system.

Notes:	1.	None of the candidates have any special interest in the Company.
	2.	Brief personal record of Mr. Hideya Hatamochi is based on the information as of January 30, 2023.
	3.	Mr. Yutaka Tanaka is a candidate for Outside Audit & Supervisory Board Member defined by Item 8, Paragraph 3, Article 2 of the Enforcement Regulations of the Corporation Law of Japan.
4.

Although Mr. Yutaka Tanaka does not have the experience of being involved in the management of a company other than in a position of an outside audit & supervisory board member, the Company judges that he will appropriately perform his duties as Outside Audit & Supervisory Board Member by utilizing his considerable experience and high level of expert knowledge about legal affairs, as outlined above.

	5.	Mr. Yutaka Tanaka will have served as Audit & Supervisory Board Member of the Company for four years as of the end of this Meeting.
6.

The Company has entered into a contract with Mr. Yutaka Tanaka limiting the amount of his damage compensation liabilities defined in Paragraph 1, Article 423 of the Corporation Law of Japan to the limit prescribed by laws and regulations. Should he be elected to the position of Audit & Supervisory Board Member, the Company will continue the aforementioned contract with him.

7.

The Company has entered into a directors and officers liability insurance contract with an insurance company as specified in the provision of Paragraph 1, Article 430-3 of the Corporation Law of Japan, whereby the Company’s Audit & Supervisory Board Members serve as the insured parties. The insurance covers damages that could arise under situations where an insured party bears liability in regard to performance of his or her duties or where the insured party becomes subject to a claim seeking to hold him or her liable in that regard. Should each candidate be elected to the position of Audit & Supervisory Board Member, each person is to be insured under the directors and officers liability insurance contract. The contract is to be renewed in September 2023.

8.

The Company has notified Mr. Yutaka Tanaka as an independent audit & supervisory board member to each stock exchange in Japan on which the Company is listed as provided under the regulations of each stock exchange. Should he be elected to the position of Audit & Supervisory Board Member, the Company will continue to make him an independent audit & supervisory board member.

[Reference]

“Independence Standards for Independent Directors/Audit and Supervisory Board Members” of the Company

The Company has established the “Independence Standards for Independent Directors/Audit and Supervisory Board Members” resolved by the Board of Directors with the consent of all Audit and Supervisory Board Members, in order to clarify the standards for ensuring independence of Independent Directors/Audit and Supervisory Board Members of the Company, taking into consideration Japan’s Corporate Governance Code (Principle 4.9) and the independence criteria set by securities exchanges in Japan.

Independence Standards for

Independent Directors/Audit and Supervisory Board Members

Canon Inc. deems that a person who satisfies the requirements for Outside Directors/Audit and Supervisory Board Members prescribed by the Corporation Law of Japan, and meets the independence criteria set by securities exchanges in Japan, and does not fall into any of the items below, is an “Independent Director/Audit and Supervisory Board Member” (a person who is independent from the management of Canon Inc. and unlikely to have conflicts of interest with general shareholders).

1.

A person/organization for which Canon Group (Canon Inc. and its subsidiaries; hereinafter the same) is a major client, or a major client of Canon Group, or an executing person of such organization or client

2.	A major lender to Canon Group, or an executing person of such lender
3.	A large shareholder of Canon Inc., or an executing person of such shareholder
4.	A person/organization receiving large amounts of contributions from Canon Group, or an executing person of such organization
5.

A consultant, accounting professional or legal professional who has received a large amount of money or other properties from Canon Group, other than as compensation for being a director/Audit and Supervisory Board Member (if the recipient is a corporation, partnership or any other organization, this item applies to any person belonging to said organization.)

6.

A certified public accountant belonging to the audit firm engaged to conduct the statutory audit of Canon Group (including any such accountant to whom this item has applied in the last 3 business years)

7.	An executing person of another company in cases where an executing person of Canon Group is an outside director/Audit and Supervisory Board Member of such other company
8.

An immediate family member (spouse and a relative within the second degree of kinship) of any of the persons listed in each of items 1 to 7; provided, however that the persons to whom this is applicable shall be limited to key executing persons such as directors, executive officers of companies and partners of advisory firms

(Notes)

*

In item 1, “major” means in cases where the total amount (for any business year during the last 3 business years) of transactions between Canon Group and such client exceeds 1% of the consolidated sales of Canon Group or such client.

*	In item 2, “major” means in cases where the debt outstanding exceeds 1% of the consolidated total assets of Canon Inc. for any business year during the last 3 business years.
*	In item 3, “a large shareholder” means a shareholder who directly or indirectly holds 5% or more of the total voting rights of Canon Inc.
*

In item 4, “a large amount” means in cases where the total amount of contributions exceeds JPY 12 million (in cases where the recipient is an individual) or 1% of the annual gross income of such recipient (in cases where the recipient is an organization), for any business year during the last 3 business years of Canon Inc.

*

In items 1 to 4 and 7, an “executing person” means an executive director, executive officer and employee including manager (in items 1 to 4, including a person to whom this item has applied in any business year during the last 3 business years).

*

In item 5, “a large amount” means in cases where the total amount of money or other properties received by said consultant, etc., exceeds JPY 12 million (in cases where the recipient is a person) or 1% of the annual gross sales of such consultant, etc. (in cases where the recipient is an organization), for any business year during the last 3 business years of Canon Inc.

Item No.4: Grant of Bonus to Directors

We propose that bonus be granted to the three Directors excluding Outside Directors as of the end of this term, which totals 275,800,000 yen.

Remuneration for Directors consists of a basic remuneration, a bonus, and stock-type compensation stock options.

The Nomination and Remuneration Advisory Committee has furnished its confirmation with respect to the aforementioned bonus amount, in accordance with the “Policy on Decisions on the Content of Remunerations for Individual Directors” (pages 31 to 32), stipulated at the meeting of the Board of Directors held on January 18, 2021.

BUSINESS REPORT (From January 1, 2022 to December 31, 2022)

1. Current Conditions of the Canon Group

(1) Business Progress and Results

General Business Conditions

The global economy during the 122nd Business Term (from January 1, 2022 to December 31, 2022) was marked by rising inflation due to shortages of goods and labor, and increasing energy prices prompted by the COVID-19 pandemic and Russia’s invasion of Ukraine. We encountered a decelerating trend in economic growth across a wide area amid a rapid tightening of monetary policy in areas around the world to curb historically high rates of inflation.

As for exchange rates, although the yen began sharply depreciating in March and reached a level of 151 yen to the U.S. dollar in October for the first time in 32 years, before subsequently appreciating somewhat, the yen was significantly weaker against both the U.S. dollar and the euro, relative to last year.

Demand for our products remained firm overall, even amidst the volatile economic environment. We addressed prevailing issues such as product supply shortages and pressures on distribution, in part by steadily implementing measures that entailed changing designs and procuring alternative parts to contend with shortages of semiconductors and other components, and by promptly securing cargo space and making use of alternative transportation routes. As a result, we managed to increase our supply of products from one quarter to the next and achieved greater sales volume in each of our businesses. Although costs rose significantly, due to inflation, the tight supply of components, and pressures on distribution, we partially absorbed the impact as we appropriately reflected them in selling prices.

With the added benefit of the weak yen, consolidated net sales for this term was 4,031.4 billion yen (up 14.7% from the previous term). Consolidated income before income taxes was 352.4 billion yen (up

16.4% from the previous term). Consolidated net income attributable to Canon Inc. was 244.0 billion yen (up 13.6% from the previous term). This marked the second consecutive year of sales and profit growth.

Compared to 2017, the year in which we last achieved consolidated net sales of over 4 trillion yen, sales of existing businesses declined. However, we are making steady progress in transforming our business portfolio as sales of new businesses, such as medical and network cameras, grew significantly to exceed 1 trillion yen, and now account for a larger portion of total sales from 22% to 27%.

Highlights of Results

•  During this term, whereas the global economy exhibited signs of a slowdown from the latter half of the year, demand for our products remained firm overall. As a result, consolidated net sales grew by 14.7% compared to the previous term, as we achieved sales volume growth through company-wide efforts to address the tight supply of components and pressures on distribution.

•   Due to growth in sales volume, and in part, depreciation of the yen, consolidated net income attributable to Canon Inc. increased by 13.6% compared to the previous term.

Changes in Net Sales and Profits Net Sales (100 MILLIONS OF YEN) Income Before Income Taxes (100 MILLIONS OF YEN) Net Income Attributable to Canon Inc. (100 MILLIONS OF YEN) 50,000 40,000 30,000 20,000 10,000 0 118th 119th 120th 121st 122nd TERM 40,314 4,000 3,000 2,000 1,000 0 118th 119th 120th 121st 122nd TERM 3,524 4,000 3,000 2,000 1,000 0 118th 119th 120th 121st 122nd TERM 2,440 Constitution of Sales by Region (100 MILLIONS OF YEN) Constitution of Sales by Operations (100 MILLIONS OF YEN) Asia & Oceania Americas 21.8% Sales 8,772 31.1% Sales 12,554 Japan 21.5% Sales 8,648 Europe 25.6% Sales 10,340 Industrial Business Unit 8.2% Sales 3,292 Change from the Previous Term -2.5% Medical Business Unit 12.7% Sales 5,133 Change from the Previous Term 6.9% Imaging Business Unit 19.9% Sales 8,035 Change from the Previous Term 22.9% Others and Corporate 5.5% Sales 2,230 Change from the Previous Term 19.5% Printing Business Unit 56.1% Sales 22,619 Change from the Previous Term 16.7% Total Sales 40,314 Change from the Previous Term 14.7%

Notes:	1.

From this term, Canon has changed the name and structure of segments to Printing Business Unit, Imaging Business Unit, Medical Business Unit, and Industrial Business Unit, and Others and Corporate. Accordingly, the same restatement has been applied in relation to the previous terms.

	2.	The totals do not amount to 100% because the consolidated sales of each business unit include the sales relating to intersegment transactions.

Business Conditions by Operations

Printing Business Unit

In the office MFD market, the recovery in the number of people coming into the office prompted the replacement of equipment, which had previously stagnated amid the COVID-19 pandemic. Meanwhile, printing demand has also been on a moderate trajectory toward recovery. The Company achieved a recovery in product supply volume and increased unit sales mainly for medium- and high-speed models with high print volume, while sales of services and consumable supplies also exceeded the previous term’s levels.

Laser printers and inkjet printers saw significant growth in both unit sales and net sales, resulting from a recovery in product supply volume, which had suffered shortages due to the impact of plant shutdowns in 2021, linked to the spread of COVID-19.

Sales of production printers for commercial and industrial printing increased significantly, amid the accelerating shift to digital printing that offers cost and labor savings, as unit sales of continuous feed presses, high-speed sheet-fed presses, and large format printers each increased from the previous term.

As a result, on a consolidated basis, sales for this business unit increased by 16.7% to 2,261.9 billion yen in comparison to the previous term.

Change in Sales (100 MILLIONS OF YEN) Change from the Previous Term 16.7% 25,000 20,000 15,000 10,000 5,000 0 120th 121st 122nd TERM 22,619

Imaging Business Unit

The market for interchangeable-lens digital cameras was firm as camera manufacturers introduced appealing products. Meanwhile, unit sales of our interchangeable-lens digital cameras exceeded those of the previous year, thanks to continued strong sales of our EOS R5 and EOS R6, full-frame mirrorless cameras released in 2020, and the addition to our lineup of the EOS R7 and EOS R10, which are new products equipped with the EOS R system’s first ever APS-C size image sensor. Moreover, we also achieved growth in sales of interchangeable lenses amid our efforts to meet diverse user needs by launching six new models for the EOS R system.

For network cameras, people’s needs for safety and security are strong, and the market is returning to its original growth trajectory as restrictions on economic activities due to the spread of COVID-19 have eased. Accordingly, sales were up significantly, thanks to not only an increase in camera unit sales, but software sales as well.

As a result, on a consolidated basis, sales for this business unit increased by 22.9% to 803.5 billion yen in comparison to the previous term.

Change from the Previous Term 22.9% 10,000 8,000 6,000 4,000 2,000 0 120th 121st 122nd TERM 8,035 Change in Sales (100 MILLIONS OF YEN)

Medical Business Unit

In the medical equipment market, investment, which was restricted due to the COVID-19 pandemic, in large diagnostic imaging systems such as computed tomography (CT) systems and magnetic resonance imaging (MRI) systems, particularly in Europe and the United States, recovered. As for the Company, we generated strong orders amid a favorable market reception, particularly for our Aquilion Serve CT system and our Vantage Fortian MRI system, which are new products that utilize technologies of the Imaging Group to reduce the burdens of testing incurred by healthcare professionals and patients. We achieved steady sales by addressing the tight supply of components against a backdrop of record-high orders. As a result, on a consolidated basis, sales for this business unit exceeded 500.0 billion yen for the first time, increasing by 6.9% to 513.3 billion yen in comparison to the previous term, thanks to significant growth in sales in the U.S. and other overseas markets where we have strengthened our sales capabilities.

Change in Sales (100 MILLIONS OF YEN) 8,000 6,000 4,000 2,000 0 120th 121st 122nd TERM change from the previous term 6.9% 5,133

Industrial Business Unit

Demand for semiconductors and displays has been rising across a wide range of fields amid a societal shift to smart technologies brought about by AI, IoT, 5G, and other technological innovations. Unit sales of the Company’s semiconductor lithography equipment exceeded those of the previous term amid very strong performance in terms of inquiries regarding such equipment. We have made the decision to increase such production capacity by building a new manufacturing facility within the Canon Utsunomiya Office to meet demand for semiconductor lithography equipment, which is poised for further growth going forward.

Conversely, unit sales of FPD (Flat Panel Display) lithography equipment declined compared to the previous term, when there was a high level of sales in response to pent-up demand for the installation of equipment, which was delayed due to the COVID-19 pandemic. As for OLED display manufacturing equipment, sales were lower than in the previous term as customers continued to adjust the level of their capital investment.

As a result, on a consolidated basis, sales for this business unit decreased by 2.5% to 329.2 billion yen in comparison to the previous term.

Change in Sales (100 MILLIONS OF YEN) 5,000 4,000 3,000 2,000 1,000 0 120th 121st 122nd TERM 3,292 change from the previous term 2.5%

(2) Facilities Investment

The investment in facilities by the Canon Group during this term totaled 156.6 billion yen (52.3 billion yen by the Company), which are mainly as follows:

Main facilities under construction for establishment / expansion as of the end of this term	Main facilities under planning for establishment / expansion as of the end of this term

Canon Inc.:	Canon Inc.:
New Production Base of Hiratsuka Plant	New Production Base of Utsunomiya Optical Products Plant
(Others and Corporate)	(Industrial Business Unit)
Location: Hiratsuka-shi, Kanagawa Pref., Japan	Location: Utsunomiya-shi, Tochigi Pref., Japan

(3) Business Challenges and Countermeasures

Under Phase V of the “Excellent Global Corporation Plan,” which covered the years from 2016 to 2020, the four new businesses to serve as Canon’s new growth drivers, namely, Commercial Printing, Network Cameras, Medical, and Industrial Equipment fully emerged and the basic framework for promoting transformation of the business portfolio was completed. Then in 2021, the initial year of Phase VI of the Excellent Global Corporation Plan, we sought to further facilitate the transformation of our business portfolio by reorganizing our product-oriented business divisions into industry-oriented business groups, thereby establishing a framework for enhancing business competitiveness and creating new drivers of growth.

In 2021 and 2022, the business environment remained challenging due to the spread of COVID-19, supply chain disruptions caused by the tight supply of components and pressures on distribution, the conflict between Russia and Ukraine, lockdowns in Shanghai, and accelerating inflation worldwide. However, by harnessing the efforts of the entire Canon Group, including procurement and logistics operations, and backed by strong product competitiveness in each of our businesses, we achieved sales and profit growth for the second consecutive year.

Although it is likely that we will continue to operate under a volatile economic environment this year as well, we will seek to achieve greater performance while leveraging the collective strength of our development, procurement, production, and sales. In so doing, we will accordingly focus on the following measures under the basic policy of Phase VI of striving to “accelerate our corporate portfolio transformation by improving productivity and creating new businesses.”

1.	Thoroughly strengthen competitiveness of industry-oriented business groups

We will strengthen and expand our four industry-oriented business groups to promote business portfolio transformation.

1)	Printing Group

Even though companies have been shifting to paperless documents due to a greater dispersion of workplaces caused by the COVID-19 pandemic, as well as due to advances in digital transformation (DX), we are likely to see solid demand for printing devices given that paper remains an instrumental means of work-related conceptualization and information sharing.

In order to support hybrid work styles that combine office- and tele-work, there is a need to provide a print environment that is free from restrictions on where to work by utilizing the cloud. Leveraging the advantage of having two digital printing technologies, namely electrophotography and inkjet, the Canon Group will offer new solutions for the DX era in both office and home printing.

Furthermore, in the field of digital commercial printing of catalogs, posters and other material, which is poised for growth amid a shift from analog to digital, we are expanding sales of our printing presses, recognized for their image quality and productivity, which have been further enhanced by incorporating feedback from printing companies, our customers. Furthermore, in the field of industrial printing, which includes labels and packaging, we plan to fully enter the market by developing new products while taking advantage of the wealth of technology, knowledge and customer relationships held by Edale Limited, a UK-based company that we acquired last year.

2)	Imaging Group

Although the overall market for digital cameras has shrunk significantly due to widespread use of smartphones, we expect demand to remain solid as current users of interchangeable-lens cameras are mainly professionals and enthusiasts who seek high-quality images. To address the needs of these users, we will continuously introduce cameras, from entry-class to professional level models that offer enhanced features as well as interchangeable lenses. In doing so, we, as a leading camera company, seek to stimulate the market. We are currently expanding our lineup of mirrorless cameras with our sights set on establishing our position as No.1 in that field.

In the network camera field, where surveillance applications are likely to keep driving growth due to escalating needs for safety and security, we also anticipate substantial growth accompanying an expanding range of applications for such cameras in areas other than surveillance. For instance, this is likely to include applications with respect to facilitating in-store marketing, implementing production control at manufacturing sites, and helping people avoid crowds and contact in places where individuals gather. We seek to achieve market-exceeding growth by offering an abundant lineup of camera bodies and solutions with providing total services encompassing everything from video input to video management and analytics, cooperating with Canon Group companies such as Axis, Milestone Systems, BriefCam, and Arcules.

We will also take steps to create new businesses by coming up with applications for optical-related technologies involving lenses, sensors, and image processing, cultivated by the Company thus far.

3)	Medical Group

The Company aims to contribute to medical treatment worldwide not only through diagnostic imaging systems, but also by broadening its business sphere, to include healthcare IT and in-vitro diagnostics.

We are Japan’s leading manufacturer of diagnostic imaging systems and accordingly deem it necessary to establish a similar presence overseas in order to achieve growth going forward. First, to become the No.1 company worldwide in CT systems, we aim to achieve early commercialization of the next-generation of CT scanners that utilize photon-counting technology. To such ends, we developed an X-ray CT system equipped with a photon-counting detector that uses the technology of Canada-based Redlen Technologies, which we acquired two years ago. Having installed it at the National Cancer Center of Japan, we are accelerating the development of this system. Furthermore, with the aim of achieving a market share of over 10% in the United States, which is highly influential market worldwide, we established a new company in January 2023 in the suburbs of Cleveland to focus on marketing. As such, we will work to achieve substantial growth in part by increasing our presence as we engage in joint research with U.S. medical institutions and promote stronger relationships with medical practitioners who serve as key opinion leaders. Moreover, to achieve high growth, we will spread the benefits to markets not only in the United States, but also to markets worldwide.

In the healthcare IT field, we support the provision of high-quality diagnoses and efficient medical treatment by making it possible to integrate, process, and analyze data collected in clinical settings. Furthermore, in the in-vitro diagnostics field, we will expand our business domain to include testing reagents and other areas around testing equipment.

4)	Industrial Group

As applications for semiconductors and displays continue to expand, prompted by innovation particularly with respect to AI, IoT, 5G, and other technologies, we anticipate continuing market growth and subsequently expect demand for manufacturing equipment to rise. As for semiconductor lithography equipment, with our sights set on addressing growing demand, we aim to increase our market share by further enhancing product competitiveness and bolstering production capacity. Unlike conventional lithography technology that uses light to expose circuit patterns, the nanoimprint lithography manufacturing equipment being developed by the Company enlists a simple process of stamping a circuit pattern from a mold imprinted with such patterns. Nanoimprint lithography enables semiconductor manufacturers to reduce costs significantly because it eliminates the necessity of complex processes for etching minute circuit patterns. It also helps to reduce impact on the global environment as it consumes significantly less power given that it does not require powerful lasers and it does not need large vacuum systems or cooling systems.

In the panel market, IT panels used in PCs and tablets are likely to drive growth going forward. As such, we will continue to provide FPD lithography equipment and OLED display manufacturing equipment that help panel manufacturers, our customers, boost productivity. Furthermore, we aim to expand the industrial business domain by developing new equipment that integrates core technologies of the group in the areas of ultra-precision positioning, ultra-precision processing and vacuum systems.

2.	Rebuild the global production system

The Company has been expanding its manufacturing facilities throughout Asia since the 1970s, but is now reviewing and reorganizing such production sites against the backdrop of supply chain interruptions and geopolitical risks. In our return to domestic production, which has been promoted up until now, we have taken a two-pronged approach of shifting to automation and in-house production, effectively achieving thorough cost reduction by integrating design, production technology, and manufacturing sites, thereby gaining competitive edge with respect to costs that is unmatched by overseas production.

3.	Strengthen product development based on proprietary technologies

Whereas we have been turning to M&A initiatives as a means of developing new businesses in recent years, we seek to create new businesses going forward by further reinforcing product development centered on proprietary technologies. Under our framework of business groups largely reorganized by industry, we have been working on developing new products and solutions by combining respective technologies in a manner that gives rise to a sort of chemical reaction. In addition, the Frontier Business Promotion Headquarters has been bringing together Canon’s technologies from across the Canon Group with the aim to create new businesses in the fields of life science, materials, and solutions.

In order to achieve these goals, it is important to develop the technology experts who are responsible for product development, and we will promote this through a system to certify world-class engineers as “Top Scientists” who lead the development of cutting-edge technologies, and a system to train software engineers by reskilling employees.

Through these measures the Canon Group aims to achieve in 2025, the final year of Phase VI, net sales of 4,500.0 billion yen or more, an operating profit ratio of 12% or more, a net income ratio of 8% or more, and, in light of steady increases in shareholders’ equity ratio, a shareholders’ equity ratio of 65% or more.

(4) Status of Assets and Earnings

	118th Business Term (Jan. 1, 2018-Dec. 31, 2018)	119th Business Term (Jan. 1, 2019-Dec. 31, 2019)	120th Business Term (Jan. 1, 2020-Dec. 31, 2020)	121st Business Term (Jan. 1, 2021-Dec. 31, 2021)	122nd Business Term (Jan. 1, 2022-Dec. 31, 2022)
Net Sales (100 millions of yen)	39,519	35,933	31,602	35,134	40,314
Income before Income Taxes (100 millions of yen)	3,624	1,955	1,303	3,027	3,524
Net Income Attributable to Canon Inc. (100 millions of yen)	2,524	1,250	833	2,147	2,440
Basic Net Income Attributable to Canon Inc. Shareholders Per Share (yen)	233.80	116.79	79.37	205.35	236.71
Total Assets (100 millions of yen)	49,030	47,719	46,256	47,509	50,955
Total Canon Inc. Shareholders’ Equity (100 millions of yen)	28,206	26,855	25,750	28,738	31,131

Notes:	1.	Canon’s consolidated financial statements are prepared in accordance with U.S. generally accepted accounting principles.
	2.	Basic net income attributable to Canon Inc. shareholders per share is calculated based on the average number of outstanding common shares during the term.

(5) Main Activities

The Canon Group is engaged in the development, manufacture and sales of the following products.

Operations	Main Products

Printing Business Unit

Office Multifunction Devices (MFDs), Document Solutions, Laser Multifunction Printers (MFPs), Laser Printers, Inkjet Printers, Image Scanners, Calculators, Digital Continuous Feed Presses, Digital Sheet-Fed Presses, Large Format Printers

Imaging Business Unit

Interchangeable-Lens Digital Cameras, Interchangeable Lenses, Digital Compact Cameras, Compact Photo Printers, MR Systems, Network Cameras, Video Management Software, Video Content Analytics Software, Digital Camcorders, Digital Cinema Cameras, Broadcast Equipment, Projectors

Medical Business Unit

Computed Tomography (CT) Systems, Diagnostic Ultrasound Systems, Diagnostic X-ray Systems, Magnetic Resonance Imaging (MRI) Systems, Clinical Chemistry Analyzers, Digital Radiography Systems, Ophthalmic Equipment

Industrial Business Unit	Semiconductor Lithography Equipment, FPD (Flat Panel Display) Lithography Equipment, OLED Display Manufacturing Equipment, Vacuum Thin-Film Deposition Equipment, Die Bonders

Others	Handy Terminals, Document Scanners

(6) Employees

Consolidated		(Breakdown by Operation)

Number of Employees		Printing Business Unit	Imaging Business Unit	Medical Business Unit	Industry Business Unit	Others and Corporate
180,775 persons	(Decrease of 3,259 persons from the previous term)	118,971 persons	24,917 persons	12,801 persons	8,005 persons	16,081 persons

Non-Consolidated

Number of Employees

24,717 persons	(Decrease of 660 persons from the previous term)

(7) Major Lenders

Lenders	Funds Borrowed

Mizuho Bank, Ltd.	152.4 billion yen

MUFG Bank, Ltd.	101.6 billion yen

(8) Principal Subsidiaries

Subsidiaries

Company Name	Capital Stock	Ratio of Voting Rights of the Company (%)	Main Activities

Canon Marketing Japan Inc.	73,303 millions of yen	58.5	Sale of business machines, cameras, etc. in Japan

Canon Electronics Inc.	4,969 millions of yen	55.2	Manufacture and sale of information related equipment and precision machinery units for cameras

Oita Canon Inc.	80 millions of yen	100.0	Manufacture of cameras

Canon U.S.A., Inc.	204,355 thousands of U.S.$	100.0	Sale of business machines, cameras, etc. in the Americas

Canon Europa N.V.	360,021 thousands of Euro	100.0	Sale of business machines, cameras, etc. in Europe

Canon Singapore Pte. Ltd.	7,000 thousands of Singapore $	100.0	Sale of business machines, cameras, etc. in Southeast Asia

Canon Vietnam Co., Ltd.	94,000 thousands of U.S.$	100.0	Manufacture of inkjet printers and laser printers

Canon Medical Systems Corporation	20,700 millions of yen	100.0	Development, manufacture, and sale of medical equipment

Canon Medical Systems USA, Inc.	262,250 thousands of U.S.$	100.0	Sale of medical equipment in the U.S.

Notes:	1.

The ratio of the Company’s voting rights in Canon Marketing Japan Inc. is calculated together with the number of voting rights held by subsidiaries of the Company. Furthermore, the ratios of the Company’s voting rights in Canon Europa N.V. and Canon Medical Systems USA, Inc. are made up of the number of voting rights held by subsidiaries of the Company.

	2.	The status of the specified wholly-owned subsidiary as of the end of this term was as follows:
		Name of specified wholly-owned subsidiary: Canon Medical Systems Corporation
		Address of specified wholly-owned subsidiary: 1385 Shimoishigami, Otawara-shi, Tochigi Pref., Japan
		Book value of shares of specified wholly-owned subsidiary at the Company: 658,304 million yen
		Amount of total assets of the Company: 2,914,232 million yen

Consolidated Status

The number of consolidated subsidiaries was 330, and the number of affiliated companies accounted for by the equity method was 10 as of the end of this term.

(9) Canon Group Global Network

Major Domestic Bases

Canon Inc.	R&D, Manufacturing and Marketing	Manufacturing
Headquarters [Tokyo]	Canon Electronics Inc. [Saitama Pref.]	Oita Canon Inc. [Oita Pref.]
Yako Office [Kanagawa Pref.]	Canon Finetech Nisca Inc. [Saitama Pref.]	Nagasaki Canon Inc. [Nagasaki Pref.]
Kawasaki Office [Kanagawa Pref.]	Canon Precision Inc. [Aomori Pref.]	Canon Chemicals Inc. [Ibaraki Pref.]
Tamagawa Office [Kanagawa Pref.]	Canon Components, Inc. [Saitama Pref.]	Oita Canon Materials Inc. [Oita Pref.]
Kosugi Office [Kanagawa Pref.]	Canon ANELVA Corporation [Kanagawa Pref.]	Fukushima Canon Inc. [Fukushima Pref.]
Hiratsuka Plant [Kanagawa Pref.]	Canon Machinery Inc. [Shiga Pref.]	Nagahama Canon Inc. [Shiga Pref.]
Ayase Plant [Kanagawa Pref.] Fuji-Susono Research Park [Shizuoka Pref.] Utsunomiya Office [Tochigi Pref.] Toride Plant [Ibaraki Pref.] Ami Plant [Ibaraki Pref.] Oita Plant [Oita Pref.]	Canon Tokki Corporation [Niigata Pref.]	Miyazaki Canon Inc. [Miyazaki Pref.]
	Canon Medical Systems Corporation [Tochigi Pref.]	Marketing
Canon Marketing Japan Inc. [Tokyo]
Canon System & Support Inc. [Tokyo]
R&D
Canon IT Solutions Inc. [Tokyo]

Major Overseas Bases

Americas

Marketing

Canon U.S.A., Inc. [U.S.A.]

Canon Solutions America, Inc. [U.S.A.]

Canon Canada Inc. [Canada]

Canon Mexicana, S.de R.L. de C.V. [Mexico]

Canon do Brasil Indústria e Comércio Ltda. [Brazil]

Canon Medical Systems USA, Inc. [U.S.A.]

Manufacturing

Canon Virginia, Inc. [U.S.A.]

R&D

Canon Nanotechnologies, Inc. [U.S.A.]

Europe, Middle East, Africa

Marketing

Canon Europa N.V. [Netherlands]

Canon Europe Ltd. [U.K.]

Canon (UK) Ltd. [U.K.]

Canon France S.A.S. [France]

Canon Deutschland GmbH [Germany]

Canon Middle East FZ-LLC [U.A.E.]

Canon South Africa (Pty) Ltd. [South Africa]

Manufacturing

Canon Bretagne S.A.S. [France]

Canon Production Printing Netherlands B.V. [Netherlands]

R&D

Canon Research Centre France S.A.S. [France]

R&D, Manufacturing and Marketing

Axis Communications AB [Sweden]

Asia, Oceania

Marketing

Canon (China) Co., Ltd. [China]

Canon Hongkong Co., Ltd. [Hong Kong]

Canon Singapore Pte. Ltd. [Singapore]

Canon India Pvt. Ltd. [India]

Canon Australia Pty. Ltd. [Australia]

Manufacturing

Canon Dalian Business Machines, Inc. [China]

Canon Zhongshan Business Machines Co., Ltd. [China]

Canon (Suzhou) Inc. [China]

Canon Inc., Taiwan [Taiwan]

Canon Hi-Tech (Thailand) Ltd. [Thailand]

Canon Prachinburi (Thailand) Ltd. [Thailand]

Canon Vietnam Co., Ltd. [Vietnam]

Canon Opto (Malaysia) Sdn.Bhd. [Malaysia]

Canon Business Machines (Philippines), Inc. [Philippines]

2. Shares of the Company

Number of Shares Issuable	3,000,000,000 shares

Issued Shares, Capital Stock, Number of Shareholders

	As of the end of the Previous Term	Change during This Term	As of the end of This Term

Issued Shares (share)	1,333,763,464	0	1,333,763,464

Capital Stock (yen)	174,761,797,475	0	174,761,797,475

Number of Shareholders (person)	428,883	Decrease of 9,531	419,352

Shareholding Ratio by Category

Major Shareholders (Top ten shareholders)

Name of Shareholders	Number of Shares Held (thousands of shares)	Shareholding Ratio (%)

The Master Trust Bank of Japan, Ltd. (Trust Account)	174,622	17.2

Custody Bank of Japan, Ltd. (Trust Account)	70,247	6.9

Mizuho Bank, Ltd.	22,558	2.2

State Street Bank West Client - Treaty 505234	21,655	2.1

SMBC Nikko Securities Inc.	20,533	2.0

Moxley and Co. LLC	17,371	1.7

The Dai-ichi Life Insurance Company, Limited	16,695	1.6

OBAYASHI CORPORATION	16,527	1.6

Barclays Securities Japan Limited BNYM	14,796	1.5

Sompo Japan Insurance Inc.	13,080	1.3

Notes:	1.	Shareholding ratio is calculated by deducting the number of treasury shares (318,250 thousand shares) from total shares issued.
2.

With respect to The Dai-ichi Life Insurance Company, Limited, in addition to the above, there are 6,180 thousand shares of the Company’s stock included in trust property relating to retirement benefit trust.

Securities Companies (%) 4.7 Financial Institutions 27.8 Treasury Stock 23.9 Individuals and Others 22.8 Foreign Companies, etc. 17.7 Other Domestic Companies 3.1

3. Directors and Audit & Supervisory Board Members

(1) Directors and Audit & Supervisory Board Members

Position	Name	Business in Charge or Important Concurrent Posts
Chairman & CEO	Fujio Mitarai	CEO Audit & Supervisory Board Member of The Yomiuri Shimbun Holdings
Executive Vice President	Toshizo Tanaka	CFO Group Executive of Finance & Accounting Headquarters, Group Executive of Public Affairs Headquarters, Group Executive of Facilities Management Headquarters
Executive Vice President	Toshio Homma	CTO Head of Printing Group, Chief Executive of Digital Printing Business Operations
Director	Kunitaro Saida	Attorney
Director	Yusuke Kawamura	Director of Mitsui DM Sugar Holdings Co., Ltd., Chairman & CEO of Institute of Glocal Policy Research
Audit & Supervisory Board Member	Katsuhito Yanagibashi
Audit & Supervisory Board Member	Hiroaki Sato
Audit & Supervisory Board Member	Yutaka Tanaka	Attorney, Director of Laws & Ordinances Compliance Investigation Office, Financial Services Agency of Japan
Audit & Supervisory Board Member	Hiroshi Yoshida	Certified Public Accountant
Audit & Supervisory Board Member	Koichi Kashimoto

Notes:	1.	Audit & Supervisory Board Member Mr. Katsuhito Yanagibashi was newly elected at the Ordinary General Meeting of Shareholders for the 121st Business Term held on March 30, 2022, and assumed his office.
	2.

“Business in Charge or Important Concurrent Posts” of Executive Vice President Mr. Toshizo Tanaka, as of January 1, 2023, is as follows. [CFO, Group Executive of Public Affairs Headquarters, Group Executive of Facilities Management Headquarters]

	3.

Directors Mr. Kunitaro Saida and Mr. Yusuke Kawamura are Outside Directors defined by Item 15, Article 2 of the Corporation Law of Japan. Also, the Company has notified the above Outside Directors as independent directors to each stock exchange in Japan on which the Company is listed as provided under the regulations of each stock exchange.

	4.

Audit & Supervisory Board Members Mr. Yutaka Tanaka, Mr. Hiroshi Yoshida and Mr. Koichi Kashimoto are Outside Audit & Supervisory Board Members defined by Item 16, Article 2 of the Corporation Law of Japan. Also, the Company has notified the above Outside Audit & Supervisory Board Members as independent audit & supervisory board members to each stock exchange in Japan on which the Company is listed as provided under the regulations of each stock exchange.

	5.	Audit & Supervisory Board Member Mr. Hiroshi Yoshida is qualified as a Certified Public Accountant and has a wealth of expertise in finance and accounting.
Additional Note for English Translation: Mr. Fujio Mitarai, Mr. Toshizo Tanaka and Mr. Toshio Homma are Representative Directors.

(2) Outline of Contracts for Limitation of Liability

Pursuant to the provision of Paragraph 1, Article 427 of the Corporation Law of Japan, the Company has entered into a contract with Outside Directors and Outside Audit & Supervisory Board Members which sets forth the limitation on their damage compensation liabilities resulting from negligence of the Director’s or Audit & Supervisory Board Member’s duty. The amount of the limitation on the damage compensation liabilities under the said contract shall be the amount provided by laws and regulations.

(3) Outline of a Directors and Officers Liability Insurance Contract

The Company has entered into a directors and officers liability insurance contract with an insurance company as specified in the provision of Paragraph 1, Article 430-3 of the Corporation Law of Japan. The scope of insured parties of the insurance covers Directors, Audit & Supervisory Board Members, and Executive Officers of the Company, and the full cost of insurance premiums for all the insured parties is borne by the Company. The insurance covers damages that could arise under situations where an insured party bears liability in regard to performance of his or her duties or where the insured party becomes subject to a claim seeking to hold him or her liable in that regard. However, the Company has taken measures to ensure that the appropriateness of the execution of duties by Directors, Audit & Supervisory Board Members, and other officers is not impaired, such as by exempting coverage in cases of criminal acts or intentionally committed illegal acts.

(4) Remuneration and Other Amounts to Directors and Audit & Supervisory Board Members

1)	Total Remuneration and Other Amounts to Directors and Audit & Supervisory Board Members

Category of Position	Number of Directors and Audit & Supervisory Board Members (persons)	Remuneration and Other Amounts by Classification (millions of yen)			Remuneration and Other Amounts (millions of yen)
		Monetary Remuneration, etc.		Non-Monetary Remuneration, etc.
		Basic Remuneration	Bonus (Performance-Linked Remuneration)	Stock-Type Compensation Stock Options
Directors (excluding Outside Directors)	3	576	276	60	912
Outside Directors	2	49	–	–	49
Total	5	625	276	60	961
Audit & Supervisory Board Members (excluding Outside Audit & Supervisory Board Members)	3	44	–	–	44
Outside Audit & Supervisory Board Members	3	59	–	–	59
Total	6	103	–	–	103

Notes:	1.

The above numbers of Audit & Supervisory Board Members include one Audit & Supervisory Board Member who has resigned at the end of the Ordinary General Meeting of Shareholders for the 121st Business Term held on March 30, 2022.

	2.

“Bonus” represents the accrued director’s bonuses for this term. The amount presented is the same as the scheduled bonus payments assuming Item No.4 is approved and adopted as initially proposed at the Ordinary General Meeting of Shareholders for the 122nd Business Term scheduled to be held on March 30, 2023.

	3.	In the column Stock-Type Compensation Stock Options, expenses for this term are presented.
	4.

When calculating the performance-linked remuneration, consolidated income before income taxes is used as the indicator for the Company’s business performance. That amount is considered to be an appropriate representation of the results of annual group-wide corporate activities. The amount of performance-linked remuneration is calculated as described in 4) (b) below. The above performance-linked remuneration is calculated based on 352.4 billion yen serving as the indicator of business performance.

2)	Content of Non-Monetary Remuneration, etc.

The content of non-monetary remuneration, etc. and the main conditions for exercise, etc. are as described in 4) (b) a. (i) <Stock-Type Compensation Stock Options> below. During the term, 235 units of stock acquisition rights (23,500 shares of common stock of the Company) were delivered to three Directors, excluding Outside Directors.

3)	Resolution of the General Meeting of Shareholders Regarding Remuneration and Other Amounts for Directors and Audit & Supervisory Board Members

General Meeting of Shareholders

Content of Resolution / Number of Directors and Audit & Supervisory Board Members Involved in Resolution (Number of
Directors and Audit & Supervisory Board Members at Time of Conclusion of General Meeting of Shareholders)

Ordinary General Meeting of Shareholders for the 103rd Business Term (held on March 30, 2004)	Total remuneration of “0.2 billion yen or less annually” was approved and adopted for Audit & Supervisory Board Members / 4 persons (of which, 2 persons were Outside Audit & Supervisory Board Members)
Ordinary General Meeting of Shareholders for the 112th Business Term (held on March 28, 2013)	Total remuneration of “1.8 billion yen or less annually” was approved and adopted for Directors / 21 persons
Ordinary General Meeting of Shareholders for the 117th Business Term (held on March 29, 2018)

Of the above total remuneration for Directors, “0.3 billion yen or less annually” was approved and adopted as the total amount of stock acquisition rights as stock-type compensation stock options / 5 persons (excluding Outside Directors)

4)	“Policy on Decisions on the Content of Remunerations for Individual Directors”

(a)	Method of Determining Policy on Decisions

The Company adopted the “Policy on Decisions on the Content of Remunerations for Individual Directors” by resolution at the Board of Directors meeting held on January 18, 2021. Before making this resolution, the Board of Directors consulted the Nomination and Remuneration Advisory Committee, which is mainly comprised of Independent Outside Directors and Audit & Supervisory Board Members, about the content of the resolution and received its response. Moreover, if it is deemed necessary to make revisions to this policy in the future, the same process shall be followed.

(b)	Outline of Policy on Decisions

a. Content of Each Remuneration System

(i) Representative Directors, Executive Directors

Remuneration for Directors consists of a basic remuneration, a bonus and stock-type compensation stock options as described below.

<Basic Remuneration>

Basic remuneration consists of a fixed amount of monetary remuneration paid monthly as consideration for the performance of duties of Directors. The amount is prescribed according to each Director’s position and the degree to which the Director contributes in this role and the total remuneration amount is within the limit approved at the General Meeting of Shareholders. (Total remuneration amount here refers to the total basic remuneration of all Directors including Outside Directors.)

<Bonus>

As a reward for Director service over a one-year term, Directors receive a bonus once a year for which “consolidated income before income taxes” is used as a financial indicator to measure the results of annual group-wide corporate activities. The total amount of the Director’s bonus is determined by multiplying such consolidated income with a given predetermined coefficient that corresponds with the Director’s position. It is also determined through individual assessment based on the degree to which the Director contributes in this role. Matters including whether a payment is allowed or the total amount of bonus as calculated above, are deliberated during the General Meeting of Shareholders every year.

<Stock-Type Compensation Stock Options>

Once a year, stock acquisition rights on the Company’s shares are granted with the intent of providing an incentive for Directors to further contribute to the improvement of medium- and long- term performance and raising corporate value through sharing the benefits and risks of share price fluctuations with the Company’s shareholders. The total amount of the stock acquisition rights is within the amount approved at the General Meeting of Shareholders and the number of those stock acquisition rights granted is calculated based on the amount determined by the Director’s position, the consolidated income before income taxes in the previous year, as well as the degree to which the Director has contributed in this role (the amount of monetary compensation claims granted to Directors for the payment in exchange for the stock acquisition rights), and the stock price level at the time of grant. As remuneration is linked to the achievements throughout one’s term in office, the Company has a system in place that allows the exercising of acquisition rights at the time of retirement.

Determining the proportion of basic remuneration, bonus, and stock-type compensation stock options enlists a basic approach of emphasizing the level and stability of basic remuneration given that we believe it is important to engage with management from the medium- to long-term perspective. At the same time, taking into account the need for enhancing performance over the course of a single fiscal year and pursuing shareholder returns, the proportion of bonus and stock-type compensation stock options is arranged such that bonuses and stock-type compensation stock options may account for up to 50% and up to 30% of basic remuneration for Directors, respectively, on average for each Director’s position.

(ii) Outside Directors

The remuneration received by Outside Directors who maintain a position independent from the execution of business consists entirely of a basic remuneration, i.e., monetary remuneration of a fixed amount paid monthly as consideration for the performance of duties.

b. Remuneration Decision-Making Process

The “Nomination and Remuneration Advisory Committee,” which consists of the CEO, two Independent Outside Directors and one Independent Outside Audit & Supervisory Board Member, examines the rationale of the remuneration system, and reports to the Board of Directors to the effect that the system is reasonable. Decisions regarding the amount and content of remuneration (the amount of basic remuneration and bonus as well as the number of stock-type compensation stock options) of each Director is delegated to the CEO. However, the CEO must make decisions based on the prescribed criteria in accordance with the policy described above, and prior to making a decision, the CEO must present the proposal to the “Nomination and Remuneration Advisory Committee” for confirmation. As described above, matters including whether a payment of bonus is allowed or the total amount of bonus, are deliberated during the General Meeting of Shareholders each time.

(c)	Reasons the Board of Directors Judged the Details of Individual Director Remuneration for This Term to be Corresponding with the Policy on Decisions

Decisions regarding the amount and content of remuneration (the amount of basic remuneration and bonus as well as the number of stock-type compensation stock options) of each Director are made in accordance with the policy on decisions described above, and such decisions are made after the “Nomination and Remuneration Advisory Committee” has furnished its confirmation beforehand. Accordingly, the Board of Directors judges that the content is in line with the policy on decisions.

5)	Delegation of Decisions on the Content of Remuneration for Individual Directors

Delegated person	Chairman & CEO Fujio Mitarai
Content of delegated authority and measures taken to ensure that authority is appropriately executed	As described under 4) (c), above
Reason for delegation

Decisions on remuneration for Directors should be made based on assessment conducted by a person equipped with precise understanding regarding the Company’s management and the status of duties executed by each Director, in alignment with the policy on decisions. Accordingly, authority has been delegated to the above delegated person upon having deemed that the individual is able to most appropriately perform such assessment.

(5) Outside Directors and Outside Audit & Supervisory Board Members

Relation Between Important Organization of Concurrent Posts and the Company

Name	Organization of Concurrent Post	Concurrent Post	Relation with the Company
Yusuke Kawamura	Mitsui DM Sugar Holdings Co., Ltd.	Outside Director	No special relation
	Institute of Glocal Policy Research	Chairman & CEO	No special relation
Yutaka Tanaka	Financial Services Agency of Japan	Director of Laws & Ordinances Compliance Investigation Office	No special relation
Principal Activities

Name	Principal Activities
Kunitaro Saida, Outside Director

Attended all 10 of Board of Directors meetings held during this term, and when necessary provided input particularly on matters regarding internal controls and corporate governance, based on his experience and insight in the legal profession.

Yusuke Kawamura, Outside Director

Attended all 10 of Board of Directors meetings held during this term, and when necessary provided input particularly on matters regarding investment strategy and ESG, based on his experience and insight as an expert on financial and securities systems as well as strategy for managing financial institutions.

Yutaka Tanaka, Outside Audit & Supervisory Board Member

Attended all 10 of Board of Directors meetings and all 20 of Audit & Supervisory Board meetings held during this term, and provided input based on his experience and insight as a legal expert when necessary.

Hiroshi Yoshida, Outside Audit & Supervisory Board Member

Attended all 10 of Board of Directors meetings and all 20 of Audit & Supervisory Board meetings held during this term, and provided input based on his experience and insight as a Certified Public Accountant when necessary.

Koichi Kashimoto, Outside Audit & Supervisory Board Member	Attended all 10 of Board of Directors meetings and all 20 of Audit & Supervisory Board meetings held during this term, and provided input based on his insight in business management when necessary.

4. Accounting Auditor

(1) Name of Accounting Auditor

Deloitte Touche Tohmatsu LLC

(2) Remuneration and Other Amounts to Accounting Auditor for This Term

Amount
(i)	Remuneration and other amounts payable by the Company for the services defined in Paragraph 1, Article 2 of the Certified Public Accountants Act	538 million yen
(ii)	Total amount of cash and other financial benefits payable by the Company and its subsidiaries to the Accounting Auditor	1,030 million yen

Notes:	1.

In the audit agreement between the Company and the Accounting Auditor, remuneration amounts are determined on a lump-sum without breakdown into a separate remuneration amount for auditing in accordance with the Corporation Law of Japan and in accordance with the Financial Instruments and Exchange Law of Japan. Accordingly, the amounts shown in (i) above represent total amounts of remuneration and other amounts for both of these auditing services.

	2.	The Company pays remuneration to the Accounting Auditor for their advisory services in addition to the services defined in Paragraph 1, Article 2 of the Certified Public Accountants Act.
	3.

Among the Company’s principal subsidiaries, Canon U.S.A., Inc., Canon Singapore Pte. Ltd. and Canon Medical Systems USA, Inc. are audited by Deloitte & Touche LLP in their respective countries, Canon Europa N.V. is audited by Deloitte Accountants B.V., and Canon Vietnam Co., Ltd. is audited by Deloitte Vietnam Company Limited.

	4.

Reason that the Audit & Supervisory Board reached an agreement regarding the remuneration to Accounting Auditor:

The Audit & Supervisory Board has received necessary documents and reports from related internal divisions and the Accounting Auditor with regard to procedures for prior approval for audit and non-audit work in accordance with the Sarbanes-Oxley Act of 2002, Article 202. The Audit & Supervisory Board has also confirmed that the estimated remuneration is appropriate for the term by confirming the previous term’s audit plan, the status of its implementation, and the current term’s audit plan, and also by seeking explanations as necessary. As a result, the Audit & Supervisory Board reached an agreement regarding the remuneration to Accounting Auditor, upon judging it to be a rational level for maintaining and improving audit quality.

(3) Policy Regarding Decision to Either Dismiss or Not Reappoint Accounting Auditor

The Audit & Supervisory Board, by unanimous agreement, as needed, will dismiss the Accounting Auditor when confirmed that the Accounting Auditor falls under any Item of Paragraph 1, Article 340 of the Corporation Law of Japan.

In addition to the above, should anything occur to negatively impact the qualifications or independence of the Accounting Auditor, making it unlikely that the Accounting Auditor will be able to properly perform an audit, the Audit & Supervisory Board will decide the contents of the item to be proposed at a General Meeting of Shareholders regarding the dismissal or refusal of reappointment of the Accounting Auditor.

5. Systems Necessary to Ensure the Properness of Operations

The content of the resolution of the Board of Directors regarding the systems necessary to ensure the properness of the Company’s operations (basic policy) as well as the outline of activities for the aforementioned systems, are as follows:

Basic Policy Regarding Systems Necessary to Ensure the Properness of Operations (the “Internal Control System”)

Content of Basic Policy Resolution

To ensure the properness of operations and to work for continuous improvement in corporate value, Canon Inc. (the “Company”) and the enterprises consisting of the Company and its subsidiaries (the “Canon Group”), shall foster a sound corporate culture based on the Spirit of “Three Selfs” (Self-motivation, Self-management, and Self- awareness) – guiding principles dating back to the founding of the Company. The Canon Group shall also work to foster a law-abiding awareness through the “Canon Group Code of Conduct.” Furthermore, the Canon Group shall firmly strive to ensure management transparency through clearly defined approval processes and authorities of the CEO and Chief/Group Executives of the Company as well as executive officers of each subsidiary of the Company.

1.	System for Compliance (Item 6, Paragraph 4, Article 362 of the Corporation Law of Japan, and Item 4, Paragraph 1, Article 100 of the Enforcement Regulations of the Corporation Law of Japan)	Content of Basic Policy Resolution
(1).

The Board of Directors, in accordance with regulations prescribed by the Board of Directors (the “Regulations of the Board of Directors”), shall make decisions on important Canon Group managerial matters after careful deliberation. Additionally, the Board of Directors shall have representative directors, executive directors and executive officers (collectively the “Officers”) give reports regarding their execution of duties.

(2).

The Board of Directors shall thoroughly instill compliance awareness through training and other programs geared towards new employees, managers, and newly-appointed board members and executive officers, utilizing the “Canon Group Code of Conduct,” prescribed by the Board of Directors as a standard to be adhered to in the execution of duties.

(3).

As a part of the Company’s risk management system, the Company shall put in place business procedures/ checking systems that prevent violation of laws and regulations and the Company’s articles of incorporation in the course of daily business. It shall also maintain a compliance education system.

(4).

The internal audit division of the Company, which has the authority to audit the execution of duties by Officers and employees, shall also conduct audits regarding the status of compliance with laws and regulations and the Company’s articles of incorporation.

(5).

If an act that violates laws and regulations, or the Company’s articles of incorporation is discovered in the Canon Group, employees have the ability to anonymously report such fact to any director or officer, including outside directors and outside Audit & Supervisory Board Members by means of a whistleblowing system. Additionally, the Company shall prohibit any disadvantageous treatment of any whistleblower.

Outline of Activities
(1).

During the current business term, 10 Board of Directors meetings were held. At these meetings, in addition to deliberating and deciding on important matters, the Board of Directors received reports from Officers in charge of major divisions concerning the execution of business.

(2).

In addition to implementing compliance training that follows the Canon Group Code of Conduct, the Company established “Compliance Week,” an event to provide an opportunity for discussion on familiar risks of law-and-regulation violations by each respective workplace.

		(3).	The activity is described in (1), Outline of Activities, 2 below.
(4).

Supported by about 60 personnel, the internal audit division conducts audits of each division and subsidiary including in its scope of inquiry not only compliance but also the usefulness and efficiency of operations. The results of these audits are then reported to the CEO and CFO, and when necessary, proposals for improvement are given. In addition, a summary of audit results is also periodically reported to the Outside Directors, Audit & Supervisory Board Members and Audit & Supervisory Board.

(5).

The rules on use of the whistleblowing system, including the explicit prohibition of the disadvantageous treatment of whistleblowers, are disseminated via the intranets of the Company, along with information on the contact counter for reporting internal problems. In the current business term, there were no whistleblower reports relating to serious violations of laws and regulations, or the like.

2.	System for Risk Management (Item 2, Paragraph 1, Article 100 of the Enforcement Regulations of the Corporation Law of Japan)	Content of Basic Policy Resolution
(1).

The Company established the Risk Management Committee as a deliberation body that is in direct control of the CEO, in accordance with the “Regulations of Risk Management” prescribed by the Board of Directors. This Committee shall develop various measures with regard to improving the risk management system. These measures include the system for grasping any significant risks (violation of laws and regulations, inappropriate financial reporting, quality issues, work-related injuries, disasters etc.) that the Canon Group may face in the course of business, and all measures shall be approved by the CEO and the Board of Directors. Additionally, this Committee shall evaluate the status of improvement and implementation of the risk management system that are autonomously carried out by each organization such as business divisions and subsidiaries, and report its findings to the CEO and the Board of Directors.

(2).

The Company established the Corporate Strategy Committee in accordance with the “Regulations of the Corporate Strategy Committee” prescribed by the Board of Directors. Even if the authority to decide certain items is delegated from the Board of the Directors to the CEO, the Committee shall carefully deliberate those items in cases that are considered particularly important.

Outline of Activities
(1).

Established under the Risk Management Committee are the following three subcommittees: the Financial Risk Management Subcommittee, which is in charge of improving systems to ensure the reliability of financial reporting, the Compliance Subcommittee, which is in charge of improving systems to ensure compliance of corporate ethics and major laws and regulations, and the Business Risk Management Subcommittee, which is in charge of improving systems to manage quality risks, information leakage risks and other significant business risks. These subcommittees carried out evaluation based on their respective roles of the status of improvement and implementation of risk management system by each organization in 2022. The result of such evaluation did not discover any major flaws in the system and the Risk Management Committee reported this to the CEO and the Board of Directors.

(2).

The Corporate Strategy Committee was held 6 times in the current business term. In addition to the Officers in charge of executing business operations, the Outside Directors and full-time Audit & Supervisory Board Members also attended, as necessary, and provided opinions.

3.	System for Efficient Execution of Duties (Item 3, Paragraph 1, Article 100 of the Enforcement Regulations of the Corporation Law of Japan)	Content of Basic Policy Resolution
(1).

Based on regulations regarding the division of duties and administrative authorities prescribed by the Board of Directors, the CEO and other Officers shall execute shared duties under the supervision and direction of the CEO.

(2).

The CEO shall formulate 5-year management goals (the “Excellent Global Corporation Plan”) and 3-year priority measures, contained in mid-term management plans. Based upon these plans, the CEO shall manage operations from a unified group approach.

Outline of Activities
(1).

The CEO and other Officers execute the duties allocated to them in accordance with the related regulations. In 2021, the Company reorganized its business divisions along with its development and production subsidiaries into the four industry-oriented business groups of “Printing,” “Imaging,” “Medical,” and “Industrial,” and also launched a new organization to accelerate the commercialization of operations that include external sales of materials as well as sensors and other components. The Company has established a framework for engaging in business activities whereby the Representative Directors and Executive Officers other than the CEO assume responsibility for these industry-oriented business groups as well as the new organization and sales subsidiaries that engage in oversight of sales in respective major regions worldwide. They are accordingly assigned such duties under the command and supervision of the CEO.

(2).

The CEO decides on a mid-term management plan, which is decided based on close discussions with Officers of the Company and the executive officers of the major subsidiaries in Japan and overseas, and ensures the cohesion of the Group’s corporate management.

4.	System for Group Management (Item 5, Paragraph 1, Article 100 of the Enforcement Regulations of the Corporation Law of Japan)	Content of Basic Policy Resolution
The Company strengthens the internal control system of the Canon Group by requiring subsidiaries to follow the respective items:
(a).

to obtain prior approval from the Company or report to the Company important decisions in accordance with the “Regulations of Group Companies Management,” prescribed by the Board of Directors of the Company,

(b).

to grasp significant risks that the subsidiary may face in the course of business and to verify and evaluate the status of improvement and implementation of the risk management system and report their findings to the Company in accordance with the “Regulations of Risk Management,”

		(c).	to design an appropriate organization under the governing law of incorporation and to clearly define approval processes and authorities of executive officers,
(d).

in addition to thoroughly instilling compliance awareness through the Canon Group Code of Conduct, to put in place business procedures/checking systems that prevent violation of laws and regulations and subsidiaries’ articles of incorporation in the course of daily business and prepare a compliance education system as a part of the subsidiary’s risk management system, and

		(e).	to establish a whistleblowing system and prohibit any disadvantageous treatment of any whistleblower.
Outline of Activities
		(a).	The Company received reports from subsidiaries and provided prior approval to subsidiaries in accordance with the “Regulations of Group Companies Management.”
(b).

In order to conduct evaluation of the status of improvement and implementation of the risk management system described in (1), Content of Basic Policy Resolution, 2 above, the subsidiaries being evaluated implemented evaluation of the respective targeted risks.

(c).

Each subsidiary performs, as appropriate, a review of the appropriateness of organizational design, and approval criteria and processes in accordance with the applicable laws and regulations and the nature of business and other factors.

(d).

Each subsidiary performs an inspection of its compliance system in the process of evaluating improvement and implementation of its risk management system (as described in (1), Outline of Activities, 2 above), and furthermore fosters a culture of compliance through training and other such means as necessary.

		(e).	Each company establishes a whistleblowing system and totally prohibits any disadvantageous treatment of any whistleblower.
5.	System for Storing and Managing Information (Item 1, Paragraph 1, Article 100 of the Enforcement Regulations of the Corporation Law of Japan)	Content of Basic Policy Resolution

Information related to the execution of duties of Officers, including meeting minutes of the Board of Directors and settlement documents, shall be maintained and managed by respective divisions in charge of such management in accordance with laws and regulations, the “Regulations of the Board of Directors,” and other related rules. Directors, Audit & Supervisory Board Members, and members of the internal audit division have the ability to inspect this information at any time.

Outline of Activities

Whenever deemed necessary, Directors, Audit & Supervisory Board Members and members of the internal audit division peruse or obtain copies of meeting minutes of the Board of Directors and the Corporate Strategy Committee, and other records such as settlement documents of the CEO.

6.	System for Auditing by Audit & Supervisory Board Members (Paragraph 3, Article 100 of the Enforcement Regulations of the Corporation Law of Japan)	Content of Basic Policy Resolution
(1).

The Company established and assigns dedicated full-time employees of an appropriate number to the Office of Audit & Supervisory Board Members. The Office of Audit & Supervisory Board Members is established as an independent entity that is outside the control of Officers. Any change in dedicated full-time employee personnel shall require the prior consent of the Audit & Supervisory Board.

(2).

Audit & Supervisory Board Members shall grasp the execution of duties by Officers, attending not only meetings of the Board of Directors, but also other important meetings such as meetings of the Corporate Strategy Committee and Risk Management Committee.

(3).

The administrative divisions of the headquarters, such as human resources, finance & accounting, and legal affairs, shall hold meetings with Audit & Supervisory Board Members and report on the execution of duties in a timely manner. Additionally, if any material breach of laws and regulations occurs, the relevant division shall immediately report this to Audit & Supervisory Board Members.

		(4).	Audit & Supervisory Board Members shall have accounting auditors periodically give reports.
(5).

Audit & Supervisory Board Members shall hold periodic meetings with counterparts of domestic subsidiaries of the Company and work to improve the auditing system from a unified group perspective by sharing information. Additionally, Audit & Supervisory Board Members shall grasp the execution of duties by Officers of subsidiaries, sharing responsibility for the auditing of major subsidiaries in and outside Japan.

		(6).	The Company prohibits any disadvantageous treatment of any person that reports to Audit & Supervisory Board Members. The Company also seeks its subsidiaries to prohibit any disadvantageous treatment.
(7).

The Audit & Supervisory Board shall draw up an annual audit plan and an annual budget covering the audit of the Company and its subsidiaries. And the Company shall secure necessary funds for the annual budget. When an outlay outside the budget is incurred, due to a special audit etc., the expense shall be reimbursed by the Company.

Outline of Activities
(1).

The Company established the Office of Audit & Supervisory Board Members to be independent from the directives and commands of Officers and it assigns dedicated full-time employee(s) of an appropriate number to the Office of Audit & Supervisory Board Members.

(2).

Audit & Supervisory Board Members, including Outside Audit & Supervisory Board Members, attend all the Board of Directors meetings, and full-time Audit & Supervisory Board Members attend all meetings of the Corporate Strategy Committee and the Risk Management Committee.

(3).

Audit & Supervisory Board Members and the Audit & Supervisory Board periodically receive reports from the internal audit division on the results of audits. In addition, full-time Audit & Supervisory Board Members periodically receive reports from the managers in charge of the administrative divisions of the headquarters on the execution of duties.

(4).

Audit & Supervisory Board Members receive reports from the Accounting Auditor on the status of audits at least once a month and receive reports from the Accounting Auditor on the results of the audit of the business term in accordance with laws and regulations.

(5).

Audit & Supervisory Board Members periodically hold meetings with audit & supervisory board members of domestic subsidiaries and share information. In addition, at the time of audits at subsidiaries, Audit & Supervisory Board Members receive reports from the Directors of subsidiaries and share information with audit & supervisory board members of the subsidiaries.

		(6).	Information is disseminated in the Company and its subsidiaries concerning the prohibition of disadvantageous treatment of any person that reports to Audit & Supervisory Board Members.
		(7).	In the current business term, there were no shortfalls in the budget allocated for the implementation of audits in accordance with the audit plan.

CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Balance Sheets

	As of Dec. 31, 2022	As of Dec. 31, 2021 (Reference)

ASSETS

Current assets:

Cash and cash equivalents	362,101	401,395

Short-term investments	10,905	3,377

Trade receivables	636,803	522,432

Inventories	808,312	650,568

Prepaid expenses and other current assets	353,028	314,489

Allowance for credit losses	(15,235)	(13,916)

Total current assets	2,155,914	1,878,345

Non-current assets:

Noncurrent receivables	12,996	16,388

Investments	65,128	60,967

Property, plant and equipment, net	1,035,065	1,041,403

Operating lease right-of-use assets	117,843	95,791

Intangible assets, net	280,995	301,793

Goodwill	972,626	953,850

Other assets	458,629	404,720

Allowance for credit losses	(3,666)	(2,369)

Total non-current assets	2,939,616	2,872,543

Total assets	5,095,530	4,750,888

(Millions of yen)

	As of Dec. 31, 2022		As of Dec. 31, 2021 (Reference)

LIABILITIES AND EQUITY

Current liabilities:

Short-term loans and current portion of long-term debt	296,384		44,891

Short-term loans related to financial services	41,200		42,300

Other Short-term loans and current portion of long-term debt	255,184		2,591

Trade payables	355,930		338,604

Accrued income taxes	48,414		43,081

Accrued expenses	365,847		323,929

Current operating lease liabilities	33,281		30,945

Other current liabilities	265,497		279,383

Total current liabilities	1,365,353		1,060,833

Non-current liabilities:

Long-term debt, excluding current portion of long-term debt	2,417		179,750

Accrued pension and severance cost	189,215		248,467

Noncurrent operating lease liabilities	85,331		65,385

Other noncurrent liabilities	104,184		98,024

Total non-current liabilities	381,147		591,626

Total liabilities	1,746,500		1,652,459

Equity:

Canon Inc. shareholders’ equity:

Common stock	174,762		174,762

[Authorized shares] (share)	[3,000,000,000	]	[3,000,000,000	]

[Issued shares] (share)	[1,333,763,464	]	[1,333,763,464	]

Additional paid-in capital	404,838		403,119

Retained earnings:

Legal reserve	64,509		68,015

Other retained earnings	3,664,735		3,538,037

Total retained earnings	3,729,244		3,606,052

Accumulated other comprehensive income (loss)	62,623		(151,794)

Treasury stock, at cost	(1,258,362)		(1,158,366)

[Treasury shares] (share)	[318,250,096	]	[287,991,705	]

Total Canon Inc. shareholders’ equity	3,113,105		2,873,773

Noncontrolling interests	235,925		224,656
Total equity	3,349,030		3,098,429

Total liabilities and equity	5,095,530		4,750,888

Consolidated Statements of Income	(Millions of yen)

	Year ended Dec. 31, 2022	Year ended Dec. 31, 2021 (Reference)

Net sales	4,031,414	3,513,357

Cost of sales	2,203,612	1,885,565

Gross profit	1,827,802	1,627,792

Operating expenses:

Selling, general and administrative expenses	1,167,673	1,058,536

Research and development expenses	306,730	287,338

	1,474,403	1,345,874

Operating profit	353,399	281,918

Other income (deductions):

Interest and dividend income	5,177	2,232

Interest expense	(1,046)	(647)

Other, net	(5,090)	19,203

	(959)	20,788

Income before income taxes	352,440	302,706

Income taxes	92,356	71,866

Consolidated net income	260,084	230,840

Less: Net income attributable to noncontrolling interests	16,123	16,122

Net income attributable to Canon Inc.	243,961	214,718

Notes to Consolidated Balance Sheet
<Notes to Consolidated Balance Sheet as of December 31, 2022>
1.	Accumulated depreciation:	2,962,228 million yen
2.

Accumulated other comprehensive income (loss) includes foreign currency translation adjustments, net unrealized gains and losses on securities, net gains and losses on derivative financial instruments and pension liability adjustments.

3.	Guarantee obligations for bank loans and others:	1,535 million yen
<Note to Per Share Information as of December 31, 2022>
	Canon Inc. shareholders’ equity per share	3,065.97 yen

Note to Consolidated Statement of Income
<Note to Per Share Information for the year ended December 31, 2022>
Net income attributable to Canon Inc. shareholders per share
	Basic	236.71 yen
	Diluted	236.63 yen

NON-CONSOLIDATED FINANCIAL STATEMENTS

Non-Consolidated Balance Sheets

	As of Dec. 31, 2022	As of Dec. 31, 2021 (Reference)

ASSETS

Current assets	665,557	547,194

Cash and deposits	33,159	27,424

Notes receivable	2,146	880

Accounts receivable	291,942	223,469

Finished goods	84,751	79,922

Work in process	93,682	75,248

Raw materials and supplies	8,723	7,377

Short-term loans receivable	67,232	39,793

Other current assets	83,922	93,081

Fixed assets	2,248,675	2,272,021

Property, plant and equipment, net	538,386	552,507

Buildings	302,255	321,184

Machinery	37,170	45,868

Vehicles	426	212

Tools and equipment	12,350	12,227

Land	150,534	150,537

Construction in progress	35,651	22,479

Intangible fixed assets	20,344	21,693

Software	13,979	14,731

Goodwill	4,255	4,564

Other intangibles	2,110	2,398

Investments and other assets	1,689,945	1,697,821

Investment securities	11,720	13,474

Shares in subsidiaries and associates	1,560,635	1,555,508

Capital contribution in subsidiaries and associates	37,453	44,134

Long-term pre-paid expenses	14,646	18,750

Deferred tax assets	60,069	56,627

Guarantee deposits	405	400

Other noncurrent assets	5,104	9,015

Allowances for bad debts	(87)	(87)

Total assets	2,914,232	2,819,215

(Millions of yen)

	As of Dec. 31, 2022	As of Dec. 31, 2021 (Reference)

LIABILITIES AND NET ASSETS

Current liabilities	1,535,084	1,247,584

Notes payable	55	176

Electronically recorded obligations-operating	30,168	26,936

Accounts payable	299,573	254,575

Short-term loans payable	1,066,655	825,388

Other payables	27,741	33,097

Accrued expenses	40,616	35,984

Accrued income taxes	21,672	15,305

Advances received	8,991	9,380

Accrued warranty expenses	5,902	5,085

Accrued bonuses for employees	6,124	5,441

Accrued directors’ bonuses	276	232

Other current liabilities	27,311	35,985

Noncurrent liabilities	38,045	204,082

Long-term loans payable	-	174,000

Long-term advances received	7,757	-

Accrued pension and severance cost	26,630	25,842

Reserve for environmental provision	763	815

Accrued long service rewards for employees	1,536	1,571

Other noncurrent liabilities	1,359	1,854

Total liabilities	1,573,129	1,451,666

Shareholders’ equity	1,335,912	1,361,619

Common stock	174,762	174,762

Capital surplus	306,288	306,288

Additional paid-in capital	306,288	306,288

Retained earnings	2,113,209	2,038,920

Legal reserve	22,114	22,114

Other retained earnings	2,091,095	2,016,806

Reserve for special depreciation	-	1

Reserve for deferral of capital gain on property	3,339	3,474

Special reserves	1,249,928	1,249,928

Retained earnings brought forward	837,828	763,403

Treasury stock	(1,258,347)	(1,158,351)

Valuation and translation adjustments	4,404	5,307

Net unrealized gains (losses) on securities	4,325	5,543

Net deferred gains (losses) on hedges	79	(236)

Subscription rights to shares	787	623
Total net assets	1,341,103	1,367,549

Total liabilities and net assets	2,914,232	2,819,215

Non-Consolidated Statements of Income	(Millions of yen)

	Year ended Dec. 31, 2022	Year ended Dec. 31, 2021 (Reference)
Net sales	1,739,820	1,508,752

Cost of sales	1,257,730	1,048,970

Gross profit	482,090	459,782

Selling, general and administrative expenses	361,292	355,590

Operating profit (loss)	120,798	104,192

Other income	159,587	198,130

Interest income	860	289

Dividend income	131,074	170,050

Rental income	19,457	21,019

Miscellaneous income	8,196	6,772

Other expenses	66,062	54,328

Interest expense	6,507	3,346

Depreciation of rental assets	16,355	17,805

Foreign exchange loss	39,058	29,468

Miscellaneous loss	4,142	3,709

Ordinary profit	214,323	247,994

Non-ordinary income	7,637	907

Gain on sales of fixed assets	221	120

Gain on sales of investment securities	-	39

Gain on sales of investments in associates	7,416	-

Gain on exchange from business combination	-	566

Gain on liquidation of associates	-	182

Non-ordinary loss	3,959	1,197

Loss on sales and disposal of fixed assets	574	1,113

Fine-related loss	3,346	-

Other	39	84

Income before income taxes	218,001	247,704

Income taxes - Current	27,423	25,626

- Deferred	(3,046)	(5,921)

Net income	193,624	227,999

Notes to Non-Consolidated Balance Sheet
<Notes to Non-Consolidated Balance Sheet as of December 31, 2022>
1.	Accumulated depreciation of property, plant and equipment
1,584,085 million yen
2.	Guarantees
	Mortgage bank loans for employees	388 million yen
3.	Receivable and payable for affiliated companies
	Receivables	381,847 million yen
	Payables	1,099,225 million yen
4.	Plan assets in the retirement benefit trust that are offset with the accrued pension and severance cost are as follows:

Severance Pay Plan Corporate Pension Plan	Accrued pension and severance cost before deduction of plan assets 43,946 million yen 62,328 million yen	Plan assets in the retirement benefit trust 24,704 million yen 54,940 million yen

<Note to Per Share Information as of December 31, 2022>
Net assets per share	1,319.84 yen

Notes to Non-Consolidated Statement of Income
<Notes to Non-Consolidated Statement of Income for the year ended December 31, 2022>
Transactions with affiliated companies
Sales	1,561,702 million yen
Purchase	1,203,220 million yen
Other transactions	165,182 million yen
<Note to Per Share Information for the year ended December 31, 2022>
Net income per share	187.84 yen

AUDIT REPORT OF ACCOUNTING AUDITOR ON CONSOLIDATED FINANCIAL STATEMENTS

(TRANSLATION)
INDEPENDENT AUDITOR’S REPORT

February 8, 2023
To the Board of Directors of
Canon Inc.:

Deloitte Touche Tohmatsu LLC
Tokyo office

	Designated Engagement Partner,	Masayuki Yamada
Certified Public Accountant:

	Designated Engagement Partner,	Kenichi Takai
Certified Public Accountant:

	Designated Engagement Partner,	Susumu Nakamura
Certified Public Accountant:

	Designated Engagement Partner,	Hideaki Takagi
Certified Public Accountant:

Opinion

Pursuant to the fourth paragraph of Article 444 of the Companies Act, we have audited the consolidated financial statements of Canon Inc. and its consolidated subsidiaries (the “Group”), namely, the consolidated balance sheet as of December 31, 2022, and the consolidated statement of income and consolidated statement of equity for the fiscal year from January 1, 2022 to December 31, 2022, and the related notes.

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Group as of December 31, 2022, and its consolidated results of its operations for the year then ended in accordance with accounting standards prescribed pursuant to the provisions of the second sentence of the first paragraph of Article 120 of the Ordinance on Company Accounting which is applied mutatis mutandis pursuant to the third paragraph of Article 120-3 of the Ordinance on Company Accounting that omit a part of the disclosures required under accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in Japan. Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Consolidated Financial Statements section of our report. We are independent of the Group in accordance with the provisions of the Code of Professional Ethics in Japan, and we have fulfilled our other ethical responsibilities as auditors. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Other Information

Management is responsible for the other information. Audit & Supervisory Board members and the Audit & Supervisory Board are responsible for overseeing the Directors’ execution of duties relating to the design and operating effectiveness of the controls over the other information. The other information comprises the information included in the Business Report and the accompanying supplemental schedules.

Our opinion on the consolidated financial statements does not cover the other information and we do not express any form of assurance conclusion thereon.

In connection with our audit of the consolidated financial statements, our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the consolidated financial statements or our knowledge obtained in the audit or otherwise appears to be materially misstated.

If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard.

Responsibilities of Management and Audit & Supervisory Board Members and the Audit & Supervisory Board for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with accounting standards prescribed pursuant to the provisions of the second sentence of the first paragraph of Article 120 of the Ordinance on Company Accounting which is applied mutatis mutandis pursuant to the third paragraph of Article 120-3 of the Ordinance on Company Accounting that omit a part of the disclosures required under accounting principles generally accepted in the United States of America, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is responsible for assessing the Group’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern in accordance with accounting standards prescribed pursuant to the provisions of the second sentence of the first paragraph of Article 120 of the Ordinance on Company Accounting which is applied mutatis mutandis pursuant to the third paragraph of Article 120-3 of the Ordinance on Company Accounting that omit a part of the disclosures required under accounting principles generally accepted in the United States of America.

Audit & Supervisory Board members and the Audit & Supervisory Board are responsible for overseeing the Directors’ execution of duties relating to the design and operating effectiveness of the controls over the Group’s financial reporting process.

Auditor’s Responsibilities for the Audit of the Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.

As part of an audit in accordance with auditing standards generally accepted in Japan, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

•

  Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks. The procedures selected depend on the auditor’s judgment. In addition, we obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion.

•

  Obtain, when performing risk assessment procedures, an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal control.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.
•

  Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Group’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Group to cease to continue as a going concern.

•

  Evaluate whether the overall presentation and disclosures of the consolidated financial statements are in accordance with accounting standards prescribed pursuant to the provisions of the second sentence of the first paragraph of Article 120 of the Ordinance on Company Accounting which is applied mutatis mutandis pursuant to the third paragraph of Article 120-3 of the Ordinance on Company Accounting that omit a part of the disclosures required under accounting principles generally accepted in the United States of America, as well as the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

•

  Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Group to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion.

We communicate with Audit & Supervisory Board members and the Audit & Supervisory Board regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide Audit & Supervisory Board members and the Audit & Supervisory Board with a statement that we have complied with relevant ethical requirements regarding independence, and communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

Interest Required to Be Disclosed by the Certified Public Accountants Act of Japan

Our firm and its designated engagement partners do not have any interest in the Group which is required to be disclosed pursuant to the provisions of the Certified Public Accountants Act of Japan.

Notes to the Readers of Independent Auditor’s Report

This is an English translation of the independent auditor’s report as required by the Companies Act of Japan for the conveniences of the reader. The other information in “the accompanying supplemental schedules” referred to in the “Other Information” section of this English translation is not translated.

AUDIT REPORT OF ACCOUNTING AUDITOR

(TRANSLATION)
INDEPENDENT AUDITOR’S REPORT

February 8, 2023
To the Board of Directors of
Canon Inc.:

Deloitte Touche Tohmatsu LLC
Tokyo office

	Designated Engagement Partner,	Masayuki Yamada
Certified Public Accountant:

	Designated Engagement Partner,	Kenichi Takai
Certified Public Accountant:

	Designated Engagement Partner,	Susumu Nakamura
Certified Public Accountant:

	Designated Engagement Partner,	Hideaki Takagi
Certified Public Accountant:

Opinion

Pursuant to the first item, second paragraph of Article 436 of the Companies Act, we have audited the non-consolidated financial statements of Canon Inc. (the “Company”), namely, the non-consolidated balance sheet as of December 31, 2022, and the non-consolidated statement of income and non-consolidated statement of changes in net assets for the 122nd fiscal year from January 1, 2022 to December 31, 2022, and the related notes and the accompanying supplemental schedules.

In our opinion, the accompanying non-consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022, and its financial performance for the year then ended in accordance with accounting principles generally accepted in Japan.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in Japan. Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Non-Consolidated Financial Statements section of our report. We are independent of the Company in accordance with the provisions of the Code of Professional Ethics in Japan, and we have fulfilled our other ethical responsibilities as auditors. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Other Information

Management is responsible for the other information. Audit & Supervisory Board members and the Audit & Supervisory Board are responsible for overseeing the Directors’ execution of duties relating to the design and operating effectiveness of the controls over the other information. The other information comprises the information included in the Business Report and the accompanying supplemental schedules.

Our opinion on the non-consolidated financial statements does not cover the other information and we do not express any form of assurance conclusion thereon.

In connection with our audit of the non-consolidated financial statements, our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the non-consolidated financial statements or our knowledge obtained in the audit or otherwise appears to be materially misstated.

If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard.

Responsibilities of Management and Audit & Supervisory Board Members and the Audit & Supervisory Board for the Non-Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the non-consolidated financial statements in accordance with accounting principles generally accepted in Japan, and for such internal control as management determines is necessary to enable the preparation of non-consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the non-consolidated financial statements, management is responsible for assessing the Company’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern in accordance with accounting principles generally accepted in Japan.

Audit & Supervisory Board members and the Audit & Supervisory Board are responsible for overseeing the Directors’ execution of duties relating to the design and operating effectiveness of the controls over the Company’s financial reporting process.

Auditor’s Responsibilities for the Audit of the Non-Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the non-consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these non-consolidated financial statements.

As part of an audit in accordance with auditing standards generally accepted in Japan, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

•

  Identify and assess the risks of material misstatement of the non-consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks. The procedures selected depend on the auditor’s judgment. In addition, we obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion.

•

  Obtain, when performing risk assessment procedures, an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.
•

  Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the non-consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Company to cease to continue as a going concern.

•

  Evaluate whether the overall presentation and disclosures of the non-consolidated financial statements are in accordance with accounting principles generally accepted in Japan, as well as the overall presentation, structure and content of the non-consolidated financial statements, including the disclosures, and whether the non-consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

We communicate with Audit & Supervisory Board members and the Audit & Supervisory Board regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide Audit & Supervisory Board members and the Audit & Supervisory Board with a statement that we have complied with relevant ethical requirements regarding independence, and communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

Interest Required to Be Disclosed by the Certified Public Accountants Act of Japan

Our firm and its designated engagement partners do not have any interest in the Company which is required to be disclosed pursuant to the provisions of the Certified Public Accountants Act of Japan.

Notes to the Readers of Independent Auditor’s Report

This is an English translation of the independent auditor’s report as required by the Companies Act of Japan for the conveniences of the reader. The accompanying supplemental schedules referred to in the “Opinion” section of this English translation are not included in the attached financial documents. In addition, the other information in “the accompanying supplemental schedules” referred to in the “Other Information” section of this English translation is not translated.

AUDIT REPORT OF AUDIT & SUPERVISORY BOARD

Audit Report

Regarding the performance of duties by the Directors for the 122nd business term from January 1, 2022, to December 31, 2022, we have prepared this Audit Report upon deliberation based on the audit reports prepared by each Audit & Supervisory Board Member and hereby report as follows:

1.	Auditing Methods Employed by the Audit & Supervisory Board Members and Audit & Supervisory Board and Details of Such Audit
(1)

We established auditing policies, allocation of duties and other relevant matters, and received reports from each Audit & Supervisory Board Member regarding their execution of audits and results thereof, as well as reports from the Directors, other relevant personnel, and the Accounting Auditor regarding performance of their duties, and sought explanations as necessary.

(2)

Each Audit & Supervisory Board Member complied with the auditing standards of Audit & Supervisory Board Members established by the Audit & Supervisory Board, followed the auditing policies, allocation of duties, and other relevant matters, communicated with such as the Directors, the internal auditing and other employees, made efforts to establish the environment for collecting information and auditing, and conducted the audit by the following methods.

(i)

Each Audit & Supervisory Board Member participated in the meetings of the Board of Directors and other important meetings, received reports from such as the Directors and employees regarding performance of their duties, sought explanations as necessary, examined important authorized documents and associated information, and studied the operations and status of assets at the headquarters and principal offices. With respect to subsidiaries, we communicated and exchanged information with Directors and Audit & Supervisory Board Members of subsidiaries using method such as teleconferencing systems, Internet connections, etc., and received business reports from subsidiaries as necessary.

(ii)

We periodically received reports from Directors, employees and others, requested explanations as necessary, and expressed opinions, regarding the resolution of the Board of Directors on the establishment of following systems (Internal Control System) and the status of operation of the organized system based on such resolution, both of which are described in the business report;

i)	the system for ensuring that the performance of duties by the Directors conforms to the applicable laws and regulations and Articles of Incorporation, and
ii)

the system stipulated in Item 1 and Item 3, Article 100, of the Enforcement Regulations of the Corporation Law, which are necessary for ensuring the properness of operations of the enterprises consisting of the Company and its subsidiaries.

With respect to subsidiaries, we received reports from Directors and Audit & Supervisory Board Members of subsidiaries regarding the establishment of the systems above (Internal Control System) and the status of operation of the organized system as necessary.

(iii)

We monitored and verified whether the Accounting Auditor maintained their independence and implemented appropriate audits, and we received reports from the Accounting Auditor regarding the performance of their duties and sought explanations as necessary. In addition, we received notice from the Accounting Auditor that “System for ensuring that duties are performed properly” (matters set forth in each item of Article 131 of the Company Accounting Regulations) is organized in accordance with the “Quality Management Standards Regarding Audits” (Business Accounting Council, October 28, 2005) and other relevant standards, and sought explanations as necessary. The Audit & Supervisory Board Members consulted the Accounting Auditor on key audit matters for discussion, received reports on the execution of audits and, when necessary, requested explanations regarding such reports.

Based on the above methods, we examined the business report and the accompanying detailed statements, the financial statements (balance sheet, statement of income, statement of changes in net assets, and notes to non-consolidated financial statements) and the accompanying detailed statements as well as the consolidated financial statements (consolidated balance sheet, consolidated statement of income, consolidated statement of equity, and notes to consolidated financial statements) for this business term.

2.	Audit Results
(1)	Results of Audit of Business Report and Other Relevant Documents
(i)

We confirm that the business report and the accompanying detailed statements fairly represent the Company’s conditions in accordance with the related laws and regulations and Articles of Incorporation.

(ii)	We have found no significant evidence of wrongful act or violation of related laws and regulations, nor the Articles of Incorporation with regard to the execution of duties by the Directors.
(iii)

We confirm that the content of the resolution of the Board of Directors regarding the Internal Control System is proper. In addition, we have found no matters on which to remark in regard to the description of the business report and the execution of duties by the Directors regarding the Internal Control System.

(2)	Results of Audit of Financial Statements and the Accompanying Detailed Statements
We confirm that the methods and results of the audit conducted by the Accounting Auditor, Deloitte Touche Tohmatsu LLC, are proper.

(3)	Results of Audit of Consolidated Financial Statements
We confirm that the methods and results of the audit conducted by the Accounting Auditor, Deloitte Touche Tohmatsu LLC, are proper.

February 9, 2023

Audit & Supervisory Board, Canon Inc.

Audit & Supervisory Board Member     Katsuhito Yanagibashi

Audit & Supervisory Board Member     Hiroaki Sato

Audit & Supervisory Board Member     Yutaka Tanaka

Audit & Supervisory Board Member     Hiroshi Yoshida

Audit & Supervisory Board Member     Koichi Kashimoto

Note:

Audit & Supervisory Board Members, Yutaka Tanaka, Hiroshi Yoshida and Koichi Kashimoto are Outside Audit & Supervisory Board Members, as provided in Item 16, Article 2, and Paragraph 3, Article 335, of the Corporation Law.

REFERENCE

Sustainability Efforts

Canon has been leading efforts to address environmental and social issues throughout its entire group of companies.

(1) Climate Change

Canon has been working on reducing CO2 emissions throughout the product lifecycle encompassing the supply chain, with the aim of achieving net zero CO2 emissions by 2050. Having set a group-wide goal of achieving an average improvement in lifecycle CO2 emissions of 3% per year improvement index for each product, Canon has attained an approximately 43% improvement(*1) (average improvement of approximately 4.1% per year(*1)) as of 2022 relative to 2008. This improvement is attributable to Canon having undertaken various environmental efforts that include developing smaller and lighter products, streamlining logistics operations, energy-saving initiatives at production sites, developing energy-efficient products, and product recycling. In addition, Canon has also achieved an approximately 23% reduction(*2) globally in terms of CO2 emissions through business operations relative to levels from 2013, the base year set by the Japanese government for such targets. This has been achieved through initiatives aimed at conserving energy not only for lighting and air conditioning, but also for production machinery, as well as the introduction of renewable energy, and other efforts. Canon discloses such data related to CO2 emissions every year and obtains third-party verification. Going forward, Canon will continue to strengthen decarbonization efforts in order to achieve its reduction targets by 2030, in line with the criteria established by SBTi (Science Based Targets initiative), a scientific evidence-based target certification body. Moreover, Canon has declared its endorsement of the recommendations from the Task Force on Climate-related Financial Disclosures (TCFD). Based on these recommendations, Canon discloses key information related to climate change in its sustainability report and on the company website.

*1 Preliminary figure

*2 Preliminary figure (including estimates)

(2) Pursuing a Circular Economy

Canon has been a global pioneer since 1990, when it introduced a used toner cartridge collection and recycling system, well before its competitors. Canon pursues “product-to-product” recycling, turning used products into new ones, creating a circular recycling process. Specific examples include the “remanufacturing” of office multifunction devices (MFDs), in which used products are collected and re-made into products that are as good as new, and the closed-loop recycling of toner cartridges. Today, Canon has established a system for circulating resources within respective market regions; the system involves operations at five recycling plants in Japan, the United States, Germany, France and China. Furthermore, Canon has been eliminating polystyrene foam from product packaging, switching to pulp mold, to reduce the amount of single-use plastics, which face growing calls for elimination globally. In addition, Canon promotes reduction, reuse and recycling with respect to plastic waste generated at operational sites.

(3) Respecting Human Rights

Recently, progress is being made on new legislation regarding investigations and disclosures concerning human rights, particularly in the United States and European nations. Respect for human rights is increasingly being considered a requirement for doing business. In accordance with this trend, Canon is strengthening such efforts. Specifically, the Canon Group has established the Canon Group Human Rights Policy. This policy expresses the Group’s commitment to respect and protect human rights; educate employees through e-learning; conduct human rights due diligence to identify, prevent and reduce human rights risks within the Group and develop remedial mechanisms for such risks; engage in dialogue with stakeholders; and visit business partners to confirm their human rights situations firsthand. Moreover, Canon strives to fulfill the social responsibilities that arise within its supply chains by respecting the code of conduct of the Responsible Business Alliance (RBA), a corporate alliance that promotes social responsibility in global supply chains, of which Canon is a member.

Going forward, Canon will facilitate solutions to social challenges by actively helping achieve a sustainable society through all of its corporate activities.

Lifecycle C02 Improvement Index (Compared with 2008) 1.0 0.8 0.6 0.4 0.2 0.0 *2022 results are preliminary 2008 2009 2010 2011 2012 2013 2014 2015 2016 2017 2018 2019 2020 2021 2022 2030 Target – 3% avg. yrly. Improvement Cumulative improvement approx. 43% Cumulative improvement 50% Results – approx. 4.1% avg. yrly. Improvement Lifecycle CO2 Emissions Improvement Index per Product (1,000t-CO2) CO2 Emissions at Operational Sites 1,500 1,000 500 0 2013 2014 2015 2016 2017 2018 2019 2020 2021 2022 *2022 results are preliminary (including estimates) Approx. 23% reduction globally (2022 results compared with 2013) CO2 Emissions at Operational Sites Recycling site Closed-loop recycling Open material recycling and thermal energy recovery Collection of used parts Reused parts Plastic parts made from recycled material Products made from reused parts and recycled plastic parts Flowchart of Circular Economy

REFERENCE

Topics

Accelerating research toward early commercialization of photon-counting CT

Canon Medical Systems Corporation developed the first domestically produced X-ray CT system equipped with a photon-counting detector (PCCT). This system has already been installed at the Japanese National Cancer Center (NCC) Exploratory Oncology Research & Clinical Trial Center.

Canon PCCT systems feature an advanced modular photon-counting detector, based on technologies developed by Redlen Technologies Inc., a Canon Group company. This detector is expected to improve diagnostic accuracy, such as by enabling improved detectability of lesions through higher-resolution imaging and testing that requires less radiation exposure compared with conventional CT.

In the future, Canon will explore the new value offered by PCCT in a wide range of clinical fields, and accelerate research toward its early commercialization.

Canon completes acquisition of UK based industrial press manufacturer Edale Limited as a wholly owned subsidiary

Canon has been strengthening and expanding its commercial and industrial printing business under the “Excellent Global Corporation Plan,” Phase VI, which began in 2021.

Edale Limited is an industrial press manufacturer that develops, manufactures and sells label presses and other machines, mainly in Europe, and its excellent technological capabilities and reliability are highly regarded in the printing industry. By making Edale Limited a wholly owned subsidiary, Canon has incorporated Edale’s customer base and specialized technologies. At the same time, Canon are also working to expand the sales and lineup of the “Canon LabelStream 4000” series, which is a current label press, and develop new products that are highly competitive in the market.

Accordingly, Canon is expanding its business in the label and packaging press field, and contributing to higher added value and improved productivity in the printing industry.

Tsuzuri Project publicly displays works as a rotating exhibit at the Tokyo National Museum and other locations

The “Tsuzuri Project,” a joint project organized by Canon and the Kyoto Culture Association (NPO), is a social contribution activity that produces high-resolution facsimiles of valuable cultural assets. The project enables widespread use of facsimiles for public display, giving people access to works that they would otherwise have limited opportunities to view. Canon’s photographic system enables acquisition of high-resolution data and highly accurate color reproduction that, together with improved printing technology, can produce a high-resolution facsimile even more faithful to the original.

In 2022, in addition to sponsoring a special exhibition at the Tokyo National Museum, Canon also participated in a special collaboration for the rotating exhibit of the Yonezawa City Uesugi Museum. High-resolution facsimiles of the National Treasure “Pine Forest” (original: drawn by Hasegawa Tohaku; from the collection of the Tokyo National Museum) and other valuable cultural assets were displayed, and there were many visitors during the exhibition.

Canon Institute for Global Studies presents strategic proposals

The Canon Institute for Global Studies is a think tank that carries out investigations and analyses, and disseminates information from a global perspective on issues that Japan and the world will face in the future, with a focus on themes including “global economy,” “energy and the environment,” and “foreign affairs and national security.”

In 2022, the institute actively conducted research activities, including holding various seminars in collaboration with experts and policy makers, while also making policy proposals and releasing videos, mainly related to the COVID-19 pandemic, Russia’s invasion of Ukraine, decarbonization, energy crises, economic security and other global issues.

Going forward, the institute will continue its research and proposal activities to contribute to the development of Japan and the world.

REFERENCE Information for Shareholders

For Shareholders who Receive Dividends by Exchanging a “Receipt of Dividend”

We recommend the direct deposit of dividends into an account as a safer and more expeditious way to receive dividends. Please select one of the three ways to have dividends deposited into an account that are outlined below.

System of allocating dividends to securities company accounts in proportion to the number of shares held in respective accounts	System of receiving dividends in the account registered for receipt of dividends	System of designating an account for each issue held

With this method, the shareholder is able to receive dividends for each account they have with a securities company in proportion to the number of shares they hold.	With this method, the shareholder is able to receive dividends for all of the issues they hold through one designated account with a financial institution.	With this method, the shareholder is able to designate the account that the dividends will be transferred to for each issue they hold.

For information regarding procedures:

If you hold shares through a securities company, please contact the securities company where you have an account.

If you don’t hold shares through a securities company, please contact Mizuho Trust & Banking Co., Ltd. (0120-288-324, toll free, available in Japan only).

For Shareholders Holding Shares Less Than One Unit

The trading unit of Canon Inc. shares (1 unit) is 100 shares and you cannot purchase or sell the Canon Inc. shares less than one unit (1–99 shares; hereinafter “Less-than-one-unit Shares”) on securities markets. However, you may purchase or sell these shares by the methods below.

(Example: For a shareholder holding 80 shares)

*In the case that you are a shareholder of Less-than-one-unit Shares in an account of securities company etc., please carry out procedures at the securities company etc.

*In the case that you are a shareholder of Less-than-one-unit Shares in a special account (a shareholder who does not have an account in securities company etc.), please contact our manager of the register of shareholders (Mizuho Trust & Banking Co., Ltd.; 0120-288-324, toll free, available in Japan only).

Canon’s dividends Canon’s dividends Company A’s dividends Canon’s dividends Company B’s dividends Dividends correspond to 100 shares Dividends correspond to 200 shares Account at Securities Company X (Holding 100 shares) Account at Securities Company Y (Holding 200 shares) Account at Bank X Account at Bank Y Account at Bank Z System for purchase A system you can additionally purchase shares necessary to make the number of your Less-than-one- unit Shares to 1 unit, from Canon at a market price System for sale A system you can sell your Less-than-one-unit Shares to Canon at a market price Request for purchase of 20 shares Request for sale of 80 shares Shareholder (holding 80 shares) Payment for 20 shares Canon Transfer of 20 shares Shareholder (holding 100 shares) Shareholder (holding 80 shares) Payment for 80 shares Canon Transfer of 80 shares Shareholder (holding 0 shares)

For Shareholders Holding Shares of Canon Inc. in a Special Account

In accordance with the share certificate dematerialization in January 2009, shares of Canon Inc. not deposited in an account with a securities company etc., are currently being managed in a “special account” of Mizuho Trust & Banking Co., Ltd. (our manager of the register of shareholders).

Shares managed in a special account cannot be purchased or sold in the market due to certain restrictions on trade.

We are providing information so that our shareholders will have this opportunity to consider following the procedures for transferring from a special account.

Procedure for Transferring from a Special Account to an Account with a Securities Company etc.

The following procedures are for transferring shares that are managed in a special account to an account under the same name as the shareholder established with a securities company etc.

(i)   Establishing an account with a securities company etc. In the event that a shareholder intends to follow these procedures, it will be necessary to establish an account in advance with a securities company etc.

(ii)   Application for account transfer

(iii)   Transfer procedures

    Upon establishing an account with a securities company etc., please contact Mizuho Trust & Banking Co., Ltd. (0120- 288-324, toll free, available in Japan only) Information regarding necessary procedures will be provided.

*Procedures(ii) and (iii) can also be handled at the help desk of the following branches or offices.

  <Applicable branches and offices>

     Mizuho Trust & Banking Co., Ltd.: Head office and branches across the nation (Please take note that these procedures cannot be handled at a Trust Lounge.)

Share Handling Procedures

For inquiries	If you hold shares through a securities company:	If you don’t hold shares through a securities company(*):

Address change	Please contact the securities company where you have an account.	Please contact Mizuho Trust & Banking Co., Ltd.
Requests for purchase or sale of shares less than one unit
Changing the method for receiving dividends

How to receive non-received dividends

Stock Transfer Agency Department of Mizuho Trust &
Banking Co., Ltd.

8-4, Izumi 2-chome, Suginami-ku, Tokyo 168-8507

0120-288-324 (Toll free, available in Japan only)

Operating hours: 9:00 – 17:00

(Monday – Friday, except national holidays)

*

For the sale of shares, it is necessary to carry out procedures for the transfer of such shares to an account at a securities company etc. Should you have any inquiries about such procedures, please contact Mizuho Trust & Banking Co., Ltd.

Notes

Business term	From January 1 to December 31 of each year

Ordinary general meeting of shareholders	March of each year

Record date for above	December 31 of each year

Record date for interim dividends	June 30 of each year

Number of shares constituting one unit	100 shares

Securities code (for stock exchanges in Japan)	7751

Stock exchange listings	Tokyo, Nagoya, Fukuoka, and Sapporo

The Company’s investor relations website	https://global.canon/en/ir/

Method of public notice	Electronic means (https://global.canon) However, if the Company is unable to give an electronic public notice due to an accident or any other unavoidable reason, the notice shall be given in the Nikkei.

(ii) Application for account transfer (i) Establishing an account (iii) Transfer procedures Shareholders Mizuho Trust & Banking Co., Ltd. Securities company etc.

The Map of the Place of the General Meeting of Shareholders Information about transportation Station: Shimomaruko Station of the Tokyu Tamagawa Line Tokyo Metro Tokyu Toyoko Line Fukutoshin Line Hiyoshi Musashi-kosugi Shin-maruko Den-en-chofu Shibuya JR Yokohama Line Tamagawa Tokyu Meguro Line Tokyo Metro Namboku Line Kikuna Tokyu Tamagawa Line JR Nambu Line Shimomaruko Meguro Toei Mita Line Yokohama Higashi-kanagawa JR Keihin-tohoku Line JR Yamanote Line Kawasaki Kamata Shinagawa Minatomirai Line The route from Shimomaruko Station (About 10 minutes walk) Headquarters of the Company Company, Hakuyosha Ltd. Main Entrance 30-2, Shimomaruko 3-chome, Canon Inc. Ohta-ku, Tokyo Headquarters 1 After exiting from the station, turn Post Office left at McDonald’s on the corner. 3 Seven-Eleven 2 Take the right at the junction of three roads. Mekama Hospital 3 Turn right at Seven-Eleven convenience store on the corner and go straight. The main entrance of Canon Headquarters is on your right, Pachinko across from a dry cleaner’s Parlor Seven-Eleven (Hakuyosha Company, Ltd.). 2 1 Tokyu Tamagawa Line McDonalds Shimomaruko Station Please note that no gift will be provided. To Kamata Ohta-Kumin Plaza To Tamagawa Thank you for your understanding. 30-2, Shimomaruko 3-chome, Ohta-ku, Tokyo 146-8501 Website: global.canon

TO OUR SHAREHOLDERS

MATTERS OMITTED

FROM THE NOTICE OF CONVOCATION OF

THE ORDINARY GENERAL MEETING OF SHAREHOLDERS

FOR THE 122ND BUSINESS TERM

BUSINESS REPORT

Stock Acquisition Rights etc. of the Company

CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Statement of Equity

Notes to Consolidated Financial Statements

NON-CONSOLIDATED FINANCIAL STATEMENTS

Non-Consolidated Statement of Changes in Net Assets

Notes to Non-Consolidated Financial Statements

CANON INC.

BUSINESS REPORT

Stock Acquisition Rights etc. of the Company

Stock Acquisition Rights etc. Delivered as Compensation for Execution of Duties That Are Held by the Directors of the Company as of the End of This Term

1.	Name
Stock Acquisition Rights issued in May of 2018
2.	Price to Be Paid In (per Stock Acquisition Right)
294,800 yen
3.	Exercise Price (per Share)
1 yen
4.	Exercise Period
May 2, 2018 to May 1, 2048
5.	Holder, Number of Holders, Number of Stock Acquisition Rights, and Class and Number of Shares to Be Acquired

Chairman & CEO	1 person	113	Common stock	11,300 shares
Executive Vice President	2 persons	90	Common stock	9,000 shares

6.	Main Conditions for the Exercise of Stock Acquisition Rights
In principle,
(i)

those to whom stock acquisition rights are allotted (the “Holder(s)”) shall be entitled to exercise all the stock acquisition rights together within 10 days (in case the last day is not a business day, the following business day) from the day immediately following the day when they cease to hold any position as a Director or an Executive Officer of the Company, and

(ii)

in the event that the Company recognizes any violation of laws and regulations, misconduct of the duties, act conflicting with the duty of due care or duty of loyalty, or any other act equivalent thereto of the Holder, the Company may limit, subject to a resolution by the Board of Directors of the Company, the number of offered stock acquisition rights that may be exercised by such Holder.

1.	Name
Stock Acquisition Rights issued in April of 2019
2.	Price to Be Paid In (per Stock Acquisition Right)
228,100 yen
3.	Exercise Price (per Share)
1 yen
4.	Exercise Period
April 27, 2019 to April 26, 2049
5.	Holder, Number of Holders, Number of Stock Acquisition Rights, and Class and Number of Shares to Be Acquired

Chairman & CEO	1 person	292	Common stock	29,200 shares
Executive Vice President	2 persons	151	Common stock	15,100 shares

6.	Main Conditions for the Exercise of Stock Acquisition Rights
In principle,
(i)

those to whom stock acquisition rights are allotted (the “Holder(s)”) shall be entitled to exercise all the stock acquisition rights together within 10 days (in case the last day is not a business day, the following business day) from the day immediately following the day when they cease to hold any position as a Director or an Executive Officer of the Company, and

(ii)

in the event that the Company recognizes any violation of laws and regulations, misconduct of the duties, act conflicting with the duty of due care or duty of loyalty, or any other act equivalent thereto of the Holder, the Company may limit, subject to a resolution by the Board of Directors of the Company, the number of offered stock acquisition rights that may be exercised by such Holder.

1.	Name
Stock Acquisition Rights issued in May of 2020
2.	Price to Be Paid In (per Stock Acquisition Right)
145,900 yen
3.	Exercise Price (per Share)
1 yen
4.	Exercise Period
May 2, 2020 to May 1, 2050
5.	Holder, Number of Holders, Number of Stock Acquisition Rights, and Class and Number of Shares to Be Acquired

Chairman & CEO	1 person	226	Common stock	22,600 shares
Executive Vice President	2 persons	135	Common stock	13,500 shares

1

6.	Main Conditions for the Exercise of Stock Acquisition Rights
In principle,
(i)

those to whom stock acquisition rights are allotted (the “Holder(s)”) shall be entitled to exercise all the stock acquisition rights together within 10 days (in case the last day is not a business day, the following business day) from the day immediately following the day when they cease to hold any position as a Director or an Executive Officer of the Company, and

(ii)

in the event that the Company recognizes any violation of laws and regulations, misconduct of the duties, act conflicting with the duty of due care or duty of loyalty, or any other act equivalent thereto of the Holder, the Company may limit, subject to a resolution by the Board of Directors of the Company, the number of offered stock acquisition rights that may be exercised by such Holder.

1.	Name
Stock Acquisition Rights issued in April of 2021
2.	Price to Be Paid In (per Stock Acquisition Right)
222,700 yen
3.	Exercise Price (per Share)
1 yen
4.	Exercise Period
April 29, 2021 to April 28, 2051
5.	Holder, Number of Holders, Number of Stock Acquisition Rights, and Class and Number of Shares to Be Acquired

Chairman & CEO	1 person	101	Common stock	10,100 shares
Executive Vice President	2 persons	60	Common stock	6,000 shares

6.	Main Conditions for the Exercise of Stock Acquisition Rights
In principle,
(i)

those to whom stock acquisition rights are allotted (the “Holder(s)”) shall be entitled to exercise all the stock acquisition rights together within 10 days (in case the last day is not a business day, the following business day) from the day immediately following the day when they cease to hold any position as a Director or an Executive Officer of the Company, and

(ii)

in the event that the Company recognizes any violation of laws and regulations, misconduct of the duties, act conflicting with the duty of due care or duty of loyalty, or any other act equivalent thereto of the Holder, the Company may limit, subject to a resolution by the Board of Directors of the Company, the number of offered stock acquisition rights that may be exercised by such Holder.

1.	Name
Stock Acquisition Rights issued in April of 2022
2.	Price to Be Paid In (per Stock Acquisition Right)
254,100 yen
3.	Exercise Price (per Share)
1 yen
4.	Exercise Period
April 29, 2022 to April 28, 2052
5.	Holder, Number of Holders, Number of Stock Acquisition Rights, and Class and Number of Shares to Be Acquired

Chairman & CEO	1 person	122	Common stock	12,200 shares
Executive Vice President	2 persons	113	Common stock	11,300 shares

6.	Main Conditions for the Exercise of Stock Acquisition Rights
In principle,
(i)

those to whom stock acquisition rights are allotted (the “Holder(s)”) shall be entitled to exercise all the stock acquisition rights together within 10 days (in case the last day is not a business day, the following business day) from the day immediately following the day when they cease to hold any position as a Director or an Executive Officer of the Company, and

(ii)

in the event that the Company recognizes any violation of laws and regulations, misconduct of the duties, act conflicting with the duty of due care or duty of loyalty, or any other act equivalent thereto of the Holder, the Company may limit, subject to a resolution by the Board of Directors of the Company, the number of offered stock acquisition rights that may be exercised by such Holder.

Note: Each of the above Stock Acquisition Rights are not allotted to Outside Directors and Audit & Supervisory Board Members.

2

Stock Acquisition Rights etc. Delivered During This Term to the Executive Officers of the Company as Compensation for Execution of Duties

1.	Name
Stock Acquisition Rights issued in April of 2022
2.	Price to Be Paid In (per Stock Acquisition Right)
254,100 yen
3.	Exercise Price (per Share)
1 yen
4.	Exercise Period
April 29, 2022 to April 28, 2052
5.	Grantee, Number of Grantees, Number of Stock Acquisition Rights, and Class and Number of Shares to Be Acquired

Senior Managing Executive Officer	7 persons	172	Common stock	17,200 shares
Managing Executive Officer	9 persons	146	Common stock	14,600 shares
Executive Officer	17 persons	137	Common stock	13,700 shares

6.	Main Conditions for the Exercise of Stock Acquisition Rights
In principle,
(i)

those to whom stock acquisition rights are allotted (the “Holder(s)”) shall be entitled to exercise all the stock acquisition rights together within 10 days (in case the last day is not a business day, the following business day) from the day immediately following the day when they cease to hold any position as a Director or an Executive Officer of the Company, and

(ii)

in the event that the Company recognizes any violation of laws and regulations, misconduct of the duties, act conflicting with the duty of due care or duty of loyalty, or any other act equivalent thereto of the Holder, the Company may limit, subject to a resolution by the Board of Directors of the Company, the number of offered stock acquisition rights that may be exercised by such Holder.

3

CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Statement of Equity	(Millions of yen) (For the year ended December 31, 2022)

	Common stock	Additional paid-in capital	Retained earnings			Accumulated other comprehensive income (loss)	Treasury stock	Total Canon Inc. shareholders’ equity	Noncontrolling interests	Total equity
			Legal reserve	Other retained earnings	Total retained earnings
Balance at December 31, 2021	174,762	403,119	68,015	3,538,037	3,606,052	(151,794)	(1,158,366)	2,873,773	224,656	3,098,429
Equity transactions with noncontrolling interests and other		298	(4,538)	4,536	(2)			296	(1,151)	(855)
Dividends to Canon Inc. shareholders				(119,326)	(119,326)			(119,326)		(119,326)
Dividends to noncontrolling interests									(6,161)	(6,161)
Transfers to legal reserve		1,432	1,032	(2,464)	(1,432)			-		-
Comprehensive income:
Net income				243,961	243,961			243,961	16,123	260,084
Other comprehensive income (loss), net of tax:
Foreign currency translation adjustments						185,768		185,768	795	186,563
Net unrealized gains and losses on securities						(34)		(34)		(34)
Net gains and losses on derivative instruments						466		466	(17)	449
Pension liability adjustments						28,217		28,217	1,680	29,897
Total comprehensive income (loss)								458,378	18,581	476,959
Repurchases and reissuance of treasury stock		(11)		(9)	(9)		(99,996)	(100,016)		(100,016)
Balance at December 31, 2022	174,762	404,838	64,509	3,664,735	3,729,244	62,623	(1,258,362)	3,113,105	235,925	3,349,030

<Notes to Consolidated Statement of Equity>
1. Number of issued shares as of December 31, 2022 1,333,763,464 shares
2. Payment for dividends
(1) Amount of dividends paid

Decision	Classes of stock	Cash dividend (Millions of yen)	Dividend per share (yen)	Record date	Effective date
March 30, 2022 Ordinary general meeting of shareholders	Common stock	57,517	55.00	December 31, 2021	March 31, 2022
July 26, 2022 Board of directors’ meeting	Common stock	61,809	60.00	June 30, 2022	August 26, 2022

(2) Dividends whose record date is included in the current fiscal year and effective date is after the current fiscal year-end.

Scheduled	Classes of stock	Cash dividend (Millions of yen)	A source of dividend	Dividend per share (yen)	Record date	Effective date
March 30, 2023 Ordinary general meeting of shareholders	Common stock	60,931	Retained earnings	60.00	December 31, 2022	March 31, 2023

3. Number of treasury shares for exercisable stock options as of December 31, 2022

    Common stock     350,600 shares

4

Notes to Consolidated Financial Statements

<Notes to Basic Significant Matters Regarding Preparation of Consolidated Financial Statements>

Significant Accounting Policies

1.	Principles of Consolidation and Investments Accounted for by the Equity Method

The number of consolidated subsidiaries was 330, and the number of affiliated companies accounted for by the equity method was 10 as of December 31, 2022.

2. Basis of Presenting Consolidated Financial Statements

The consolidated financial statements of Canon Inc. (“Canon”) are prepared in accordance with U.S. generally accepted accounting principles (“US GAAP”) pursuant to the provision of paragraph 1, Article 120-3 of the Company Accounting Regulations. However, certain disclosures required under US GAAP are omitted pursuant to the provision of the latter part of paragraph 1, Article 120, as applied mutatis mutandis pursuant to paragraph 3, Article 120-3.

3. Cash Equivalents

All highly liquid investments acquired with original maturities of three months or less from the date of purchase are considered to be cash equivalents.

4. Foreign Currency Translation

Assets and liabilities denominated in foreign currencies are translated at the rate of exchange in effect at the balance sheet date. Exchange differences are charged or credited to income. Assets and liabilities of subsidiaries located outside Japan are translated into Japanese yen at the rates of exchange in effect at the balance sheet date and income and expense items are translated at the average exchange rates prevailing during the year. The resulting translation adjustments are reported in other comprehensive income (loss).

5. Inventories

Inventories are stated at the lower of cost or net realizable value. Cost is determined by the average method for domestic inventories and principally the first-in, first-out method for overseas inventories.

6. Investments

In accordance with the Financial Accounting Standards Board Accounting Standards Codification (“ASC”) 320 “Investments-Debt Securities” and 321 “Investments-Equity Securities”, equity investments that are not consolidated or accounted for under the equity method and available-for-sale debt securities are measured at fair value. Changes in fair value are recognized in net income for equity investments, and recognized in other comprehensive income for available-for-sale debt securities. Realized gains and losses are determined based on the average cost method.

7. Depreciation Methods of Property, Plant and Equipment

Property, plant and equipment are depreciated principally by the declining-balance method.

8. Goodwill and Other Intangible Assets

In accordance with ASC 350 “Intangibles – Goodwill and Other”, goodwill and other intangible assets with indefinite useful lives are not amortized, but are instead tested for impairment at least annually, or more frequently if indicators of potential impairment exist. Intangible assets with finite useful lives are amortized over the respective estimated useful lives. Software, patents and developed technology, and customer relationships are amortized using the straight-line method over the estimated useful lives, which range primarily from 3 years to 8 years for software, 5 years to 21 years for patents and developed technology and 10 years to 15 years for customer relationships.

9. Impairment of Long-Lived Assets

In accordance with ASC 360 “Property, Plant, and Equipment”, long-lived assets, such as property, plant and equipment, and acquired intangibles subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If the carrying amount of the asset exceeds its estimated sum of undiscounted future cash flows, an impairment charge is recognized in the amount by which the carrying amount of the asset exceeds the fair value of the asset.

10. Basis of Recording Allowances

(Allowance for credit losses)

In accordance with ASC 326 “Financial Instruments – Credit Losses”, an allowance for credit losses is provided based on a current expected credit loss model.

(Accrued pension and severance cost)

In accordance with ASC 715 “Compensation – Retirement Benefits”, pension and severance cost are accrued based on the projected benefit obligations and the fair value of plan assets at the balance sheet date. Unrecognized actuarial loss is recognized by amortizing a portion in excess of a corridor (i.e., 10% of the greater of the projected benefit obligations or the fair value of plan assets) using the straight-line method over the average remaining service period of employees. Unrecognized prior service cost or credit is amortized using the straight-line method over the average remaining service period of employees.

11. Accounting of Taxes Collected from Customers

Taxes collected from customers and remitted to governmental authorities are excluded from revenues, cost and expenses in the consolidated statements of income.

12. Stock-Based Compensation

Canon measures stock-based compensation cost at the grant date, based on the fair value of the award, and recognizes the cost on a straight-line basis over the requisite service period.

13. Net Income Attributable to Canon Inc. Shareholders Per Share

Basic net income attributable to Canon Inc. shareholders per share is computed by dividing net income attributable to common shareholders by the average number of common shares outstanding during each year. Diluted net income attributable to Canon Inc. shareholders per share includes the effect from potential issuance of common stock based on the assumption that all stock options were exercised.

5

14. Standards of Accounting for Revenues and Expenses

Canon generates revenue mainly through the sale of products of the Printing Business Unit, the Imaging Business Unit, the Medical Business Unit and the Industrial Business Unit, supplies and related services under separate contractual arrangements. Revenue is recognized when, or as, control of promised goods or services transfers to customers in an amount that reflects the consideration to which Canon expects to be entitled in exchange for transferring these goods or services. For further information, please refer to <Note to Revenue Recognition>.

<Notes to Changes in Accounting Policies>

There was no recently adopted accounting guidance.

<Notes to Change in Disclosure Method>

1. Disclosure of Standards of Accounting for Revenues and Expenses

Standards of accounting for revenues and expenses is disclosed in the consolidated financial statements from the current fiscal year in accordance with the second paragraph of Article 101 of the Regulation on Corporate Accounting due to the amendment of the Regulation on Corporate Accounting.

2. Expansion of Note to Revenue Recognition

Note to Revenue Recognition is expanded in the consolidated financial statements from the current fiscal year in accordance with the second paragraph of Article 115 of the Regulation on Corporate Accounting due to the amendment of the Regulation on Corporate Accounting.

3. Expansion of Notes to Financial Instruments

Notes to Financial Instruments is expanded in the consolidated financial statements from the current fiscal year in accordance with the third item in the first paragraph of Article 109 of the Regulation on Corporate Accounting due to the amendment of the Regulation on Corporate Accounting.

<Notes to Accounting Estimates>

The following item is recorded based on the amount using accounting estimates, which may have significant impacts on the consolidated financial statements for the following fiscal year.

Impairment of Goodwill

1. Amounts included in the current year consolidated balance sheet Goodwill in the current year Consolidated Financial Statements was ¥972,626 million.

2. Other information that contributes to the Consolidated Financial Statements user’s understanding

Goodwill is not amortized, but is instead tested for impairment annually in the fourth quarter of each year, or more frequently if indicators of potential impairment exist. All goodwill is allocated to the reporting units. If the carrying amount allocated to the reporting unit exceeds the fair value of the reporting unit, Canon recognizes an impairment charge in an amount equal to that excess, limited to the total amount of goodwill allocated to that reporting unit.

Fair value of a reporting unit is determined primarily based on the discounted cash flow analysis which involves estimates of projected future cash flows and discount rates. Estimates of projected future cash flows are primarily based on Canon’s forecast of future growth rates. Estimates of discount rates are determined based on the weighted average cost of capital, which considers primarily market and industry data as well as specific risk factors. Canon has completed its impairment test and determined that there were no reporting units that failed the impairment test as the fair value of each reporting unit exceeded its respective carrying amount. As a result, a future reduction in cash flows of the related business, could trigger an impairment and may have a significant impact on the Consolidated Financial Statements for the following fiscal year.

A significant amount of goodwill was allocated to the Medical Reporting Unit, which was ¥542,695 million in the consolidated balance sheet for the current fiscal year. Future cash flows for the Medical Reporting Unit were based on a mid-term management plan that took into account the future market growth of medical equipment and economic growth in areas where Canon operates its medical business.

<Notes to Financial Instruments>

1. Status of Financial Instruments

Canon invests in low risk and short-term financial instruments.

Canon has certain financial instruments such as trade receivables and securities. Canon reduces the customer credit risk related to trade receivables in accordance with its credit management policy. No single customer accounted for more than 10 percent of consolidated trade receivables as of December 31, 2022. Securities consist primarily of equity securities of the companies with which Canon has a business relationship. Derivative financial instruments are comprised principally of foreign exchange contracts to reduce the variable risk of foreign exchange rate. Canon does not hold or issue derivative financial instruments for speculative purposes.

2. Fair Value of Financial Instruments

The estimated fair values of Canon’s financial instruments as of December 31, 2022 are set forth below. The following summary excludes cash and cash equivalents except for certain highly liquid investments acquired with original maturities of three months or less, trade receivables, noncurrent receivables, short-term loans, trade payables and accrued expenses. The fair values of these instruments approximate their carrying amounts. The following summary excludes non-marketable equity securities without readily determinable fair value at cost (balance sheet amount ¥6,808 million).

6

(Millions of yen)

	Carrying amount	Estimated fair value	Difference
Cash and cash equivalents	627	627	-
Short-term investments:
Available-for-sale:
Corporate bonds	9,301	9,301	-
Investments:
Available-for-sale:
Corporate bonds	4,785	4,785	-
Fund trusts and others	638	638	-
Equity securities	21,770	21,770	-
Long-term debt, including current portion	(54,205)	(54,205)	-
Prepaid expenses and other current assets:
Derivatives	2,715	2,715	-
Other current liabilities:
Derivatives	(1,262)	(1,262)	-

Long-term debt

Canon’s long-term debt instruments are classified as Level 2 instruments and valued based on the present value of future cash flows associated with each instrument discounted using current market borrowing rates for similar debt instruments of comparable maturity. The levels are more fully described in 3. Breakdown of Fair Value of Financial Instruments by Levels.

3. Breakdown of Fair Value of Financial Instruments by Levels

Fair value is the price that would be received to sell an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date. A three-level fair value hierarchy that prioritizes the inputs used to measure fair value is as follows:

Level 1 –	Inputs are quoted prices in active markets for identical assets or liabilities.
Level 2 –

Inputs are quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable, and inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3 –

Inputs are derived from valuation techniques in which one or more significant inputs or value drivers are unobservable, which reflect the reporting entity’s own assumptions about the assumptions that market participants would use in establishing a price.

Assets and liabilities measured at fair value on a recurring basis

The following tables present Canon’s assets and liabilities that are measured at fair value on a recurring basis consistent with the fair value hierarchy at December 31, 2022.

(Millions of yen)

	Level 1	Level 2	Level 3	Total
Assets:
Cash and cash equivalents	-	627	-	627
Short-term investments:
Available-for-sale:
Corporate bonds	-	9,301	-	9,301
Investments:
Available-for-sale:
Corporate bonds	-	4,785	-	4,785
Fund trusts and others	255	383	-	638
Equity securities	21,770	-	-	21,770
Prepaid expenses and other current assets:
Derivatives	-	2,715	-	2,715

Total assets	22,025	17,811	-	39,836

Liabilities:
Other current liabilities:
Derivatives	-	(1,262)	-	(1,262)

Total liabilities	-	(1,262)	-	(1,262)

Level 1 investments are comprised principally of Japanese equity securities, which are valued using an unadjusted quoted market price in active markets with sufficient volume and frequency of transactions. Assets and liabilities classified as level 2 instruments are cash and cash equivalents, debt securities included in both investments and short-term investments, long-term debt, and derivatives. Level 2 cash and cash equivalents and debt securities included in investments and short-term investments are valued based on market approach, using quoted prices for identical assets in markets that are not active or quotes obtained from counterparties or third parties.

Level 2 derivatives are valued using quotes obtained from counterparties or third parties, which are periodically validated by pricing models using observable market inputs, such as foreign currency exchange rates and interest rates, based on market approach.

Assets and liabilities measured at fair value on a nonrecurring basis

There were no significant assets or liabilities to be measured at fair value on a nonrecurring basis during the year ended December 31, 2022.

<Note to Real Estate for Rent and Others>

There was no significant item.

7

<Notes to Revenue Recognition>

1. Disaggregated revenue

Information about operating results for each segment as of and for the years ended December 31, 2022 is as follows:

(Millions of yen)

	Printing	Imaging	Medical	Industrial	Others and Corporate	Eliminations	Consolidated
Revenue recognized at a point in time	1,673,767	795,442	348,138	259,317	211,956	(99,588)	3,189,032
Revenue recognized over time	588,171	8,038	165,193	69,915	11,065	—	842,382

Total	2,261,938	803,480	513,331	329,232	223,021	(99,588)	4,031,414

Revenue recognized over time includes primarily revenue from maintenance service in the products of the Printing Business Unit and the Medical Business Unit and sales of certain equipment of the Industrial Business Unit which do not have alternative use and for which Canon has enforceable right to payment to the customers for the performance completed to date.

2. Fundamental information for understanding revenue

Revenue from sales of products of the Printing Business Unit, such as office MFDs, laser printers and inkjet printers, and the Imaging Business Unit, such as digital cameras, is primarily recognized at a point in time upon shipment or delivery, depending upon when the customer obtains controls of these products.

Revenue from sales of equipment of the Medical Business Unit and the Industrial Business Unit that are sold with customer acceptance provisions related to their functionality, including certain medical equipment such as CT systems and MRI systems, and lithography equipment such as semiconductor and FPD lithography equipment, is recognized at a point in time when the equipment is installed at the customer site and the agreed-upon specifications are objectively satisfied and confirmed.

Most of Canon’s service revenue is generated from maintenance service in the products of the Printing Business Unit and the Medical Business Unit which is recognized over time. For the service contracts of the Printing Business Unit, the customer typically pays a variable amount based on usage, a stated fixed fee or a stated base fee plus a variable amount which frequently include the provision of consumables as well as break fix activities. The majority portion of service revenue from the products of the Printing Business Unit is recognized as billed since the invoiced amount directly correlates with the value to the customer of the underlying performance obligation to date. For the service contracts of the Medical Business Unit, the customer typically pays a stated fixed fee for the stand ready maintenance service and revenue is recognized ratably over the contract period.

The majority of service arrangements for the products are executed in combination with related products. Transaction prices for products and services need to be allocated to each performance obligation on a relative standalone selling price basis where judgements are required. Canon estimates the standalone selling price using a range of prices that would meet the allocation objective based on all the information that is reasonably available including market conditions and other observable inputs. If transaction prices of the product or service contracts are not within the acceptable range then the revenue is subject to allocation based on the estimated standalone selling prices. Canon recognizes the incremental costs of obtaining a contract as an expense when related products of the Printing Business Unit are sold.

Revenue from sales of certain industrial equipment which do not have alternative use and for which Canon has enforceable right to payment to the customers for the performance completed to date is recognized over time with progress towards completion measured using the cost based input method as the basis to recognize revenue and an estimated margin. Provisions for estimated losses on uncompleted contracts are made in the period in which such losses become evident. Changes in job performance, job conditions, estimated margin and final contract settlements may result in revisions to projected costs and revenue and are recognized in the period in which the revisions to estimates are identified and the amounts can be reasonably estimated. Factors that may affect future project costs and margins include, production efficiencies, availability and costs of labor and materials. These factors can impact the accuracy of Canon’s estimates and materially impact future reported revenue and cost of sales.

The transaction prices that Canon is entitled to receive in exchange for transferring goods or services to the customer include certain forms of variable consideration, including product discounts, customer promotions and volume-based rebates mainly for the products of the Imaging Business Unit, which are sold predominantly through distributors and retailers. Canon includes estimated amounts in the transaction price only to the extent it is probable that a significant reversal of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is resolved. Variable considerations are estimated based upon historical trends and other known factors at the time of sale, and are subsequently adjusted in each period based on current information. In addition, Canon may provide a right of return on its products for a short time period after a sale. These rights are accounted for as variable consideration when determining the transaction price, and accordingly Canon recognizes revenue based on the estimated amount to which Canon expects to be entitled after considering expected returns.

Taxes collected from customers and remitted to governmental authorities are excluded from revenues in the consolidated statements of income.

3. Information to understand the amount of revenue in 2022 and 2023 and onward

Canon recognizes contract assets primarily for unbilled receivables mainly arising from services contracts for the products of the Printing Business Unit. Contract assets are reclassified to trade receivables when they are billed under the terms of the contract. The difference between the opening and closing balances of contract assets primarily results from the timing difference of Canon`s performance and billing to customers. Contract assets at December 31, 2022 were ¥39,251 million, and are included in prepaid expenses and other current assets in the consolidated balance sheets.

8

Canon typically bills to the customer when the performance obligation is satisfied and collects the payment in relatively short term except for certain maintenance service of the products of the Printing Business Unit and the Medical Business Unit and certain industrial equipment for which Canon occasionally receives the payment in advance from customers. The amount received in excess of revenue recognized is recorded as deferred revenue until the performance obligation for distinct goods or services are satisfied. Deferred revenue at December 31, 2022 were ¥141,840 million, and are included in other current liabilities and other non-current liabilities in the accompanying consolidated balance sheets. Revenue recognized for the year ended December 31, 2022, which had been included in the deferred revenue balance at December 31, 2021, was ¥112,720 million.

Remaining performance obligations for products and equipment at December 31, 2022 primarily arise from the sales of certain industrial equipment, amounting to ¥163,039 million, 64% of which is expected to be recognized as revenue within one year, 31% is within two years and remaining 5% is within three years. Disclosure of remaining performance obligations is not required for the majority of services since the related revenue is recognized on an as billed basis applying the right to invoice practical expedient or is generated from the contracts with original expected duration of less than one year. The portion of fixed maintenance service contract for the products of the Printing Business Unit and the Medical Business Unit with original expected duration of more than one year is ¥110,782 million and the average remaining period for these fixed contracts as of December 31, 2022 is about 2 years.

<Note to Subsequent Event>

On January 5, 2023, Canon borrowed ¥140 billion under its existing overdraft facilities with Mizuho Bank, Ltd. and MUFG Bank, Ltd. for required operating funds. The overdraft facilities bear interest at a rate equal to a base rate plus a spread.

9

NON-CONSOLIDATED FINANCIAL STATEMENTS

Non-Consolidated Statement of Changes in Net Assets	(Millions of yen) (For the year ended December 31, 2022)

	Shareholders’ equity									Valuation and translation adjustments		Subscription rights to shares	Total net assets
		Capital surplus	Retained earnings					Treasury stock	Total shareholders’ equity	Net unrealized gains (losses) on securities	Net deferred gains (losses) on hedges
				Other retained earnings
	Common stock	Additional paid-in capital	Legal reserve	Reserve for special depreciation	Reserve for deferral of capital gain on property	Special reserves	Retained earnings brought forward
Balance at the beginning of current period	174,762	306,288	22,114	1	3,474	1,249,928	763,403	(1,158,351)	1,361,619	5,543	(236)	623	1,367,549
Changes of items during the period
Transfer to reserve for special depreciation									-				-
Reversal of reserve for special depreciation				(1)			1		-				-
Transfer to reserve for deferral of capital gain on property									-				-
Reversal of reserve for deferral of capital gain on property					(135)		135		-				-
Dividends paid							(119,326)		(119,326)				(119,326)
Net income							193,624		193,624				193,624
Purchase of treasury stock								(100,017)	(100,017)				(100,017)
Disposal of treasury stock							(9)	21	12				12
Net changes of items other than shareholders’ equity									-	(1,218)	315	164	(739)
Total changes of items during the period	-	-	-	(1)	(135)	-	74,425	(99,996)	(25,707)	(1,218)	315	164	(26,446)
Balance at the end of current period	174,762	306,288	22,114	-	3,339	1,249,928	837,828	(1,258,347)	1,335,912	4,325	79	787	1,341,103

<Notes to Non-Consolidated Statement of Changes in Net Assets>
1. Number of issued shares as of December 31, 2022 1,333,763,464 shares
2. Classes and shares of treasury stock	(Shares)

Classes of stock	Balance at the beginning of current period	Increase	Decrease	Balance at the end of current period
Common stock	287,991,705	30,263,725	5,334	318,250,096

(Reason for change)

The increase of shares reflects the acquisition of 30,258,100 shares as approved by the resolution of the board of director’s meeting, and 5,625 shares of the purchase of shares less-than-one-unit, requested by shareholders.

The decrease of shares reflects the transfer of exercise of 4,900 shares of stock options, and 434 shares of the sale of shares less-than-one-unit, requested by shareholders.

3. Payment for dividends

(1) Amount of dividends paid

Decision	Classes of stock	Cash dividend (Millions of yen)	Dividend per share (yen)	Record date	Effective date
March 30, 2022 Ordinary general meeting of shareholders	Common stock	57,517	55.00	December 31, 2021	March 31, 2022
July 26, 2022 Board of directors’ meeting	Common stock	61,809	60.00	June 30, 2022	August 26, 2022

(2) Dividends whose record date is included in the current fiscal year and effective date is after the current fiscal year-end.

Scheduled	Classes of stock	Cash dividend (Millions of yen)	A source of dividend	Dividend per share (yen)	Record date	Effective date
March 30, 2023 Ordinary general meeting of shareholders	Common stock	60,931	Retained earnings	60.00	December 31, 2022	March 31, 2023

4. Number of treasury shares for exercisable stock options as of December 31, 2022

    Common stock     350,600 shares

10

Notes to Non-Consolidated Financial Statements

<Notes to Significant Accounting Policies>

1. Valuation of Securities

(1)	Shares in subsidiaries and affiliates----stated at cost based on the moving average method.
(2)	Other securities:

Other than non-marketable equity securities----stated at fair value (unrealized gains and losses are reported in valuation and translation adjustments, realized gains and losses are measured based on the moving average cost method).

Non-marketable equity securities----stated at cost using the moving average method.

2. Valuation of Inventories

Inventories valued at cost using the periodic average method (amount shown in the balance sheet is reported at lower of cost or market).

3. Depreciation Method of Fixed Assets

(1)

Property, plant and equipment (excluding lease assets)----calculated by the declining-balance method. For buildings (excluding fixtures) acquired on or after April 1, 1998, depreciation is calculated by the straight-line method.

(2)

Intangible fixed assets----calculated by the straight-line method. With regard to software for sale, calculated based on the estimated marketable period in consideration of projected future revenue of the relevant products of the relevant products (3 years), and with regard to internal-use software, calculated based on the estimated useful period in Canon Inc. (“Canon”) (5 years). Goodwill is amortized using the straight-line method over 20 years based on the estimated period for each acquired business during which the excess earning power is maintained.

(3)	Lease assets----calculated by the straight-line method. The contractual lease period is determined as the useful life of each lease asset.

4. Basis of Recording Allowances

(1)	Allowances for bad debts----provided as provision for estimated uncollectible receivables.
----General accounts
Allowances are provided using a rate determined by credit loss history.

----Allowance for accounts considered to be uncollectible and accounts in bankruptcy filing are provided for the individual estimated uncollectible amounts, primarily determined based on the respective customer’s financial conditions.

(2)	Accrued warranty expenses----provided as general provision for after-sales services and free-of-charge repair service costs on an estimated amount based on the historical costs.
(3)	Accrued bonuses for employees----provided as general provision for bonuses to employees based on an amount expected to be paid.
(4)	Accrued directors’ bonuses----provided as general provision for bonuses to directors based on an amount expected to be paid.
(5)

Accrued pension and severance cost----provided as general provision for employee retirement and severance benefits based on projected benefit obligation and plan assets as of December 31, 2022. In calculating retirement benefit obligations, the method of attributing estimated retirement benefits to the period up to the current fiscal year is based on the benefit formula basis. Prior service cost is expensed using the straight-line method over the average remaining service period of employees at the time the cost is incurred. Actuarial gains and losses are expensed using the straight-line method over the average remaining service periods of employees from the following year when costs are incurred.

(6)

Reserve for environmental provision----provided as general provision for the future environmental-related cost, such as construction costs to prevent the proliferation of soil pollution, and also clean-up costs of hazardous substances based on the related regulations.

(7)	Accrued long-service rewards for employees----provided as general provision for rewards to long-service employees in accordance with management policy based on an amount expected to be paid.

5. Standards of Accounting for Revenues and Expenses

Canon provides products, consumables and product-related services primarily in each segment: Printing Business Unit, Imaging Business Unit, Medical Business Unit and Industrial Business Unit.

For sales of products and consumables and rendering of services, the performance obligations are identified based on contracts with customers.

Revenue is recognized primarily at a point in time upon shipment or delivery for products that do not require installation at the time of delivery to customers, and at a point in time upon installation and acceptance for products that require installation, as Canon determines that the customer has gained control over the products and that the performance obligations have been satisfied.

For the services, if the performance obligation is satisfied at a point in time upon, revenue is recognized at the point when the services are completed. If the performance obligation is satisfied over time, revenue is recognized over the period during which services are rendered.

The transaction price of products and services is allocated to each performance obligation based on a ratio of the reasonably calculated independent selling price. If independent selling prices are not directly observable, we estimate them. The variable consideration included in the transaction price is included in the transaction price when the uncertainty is resolved and is periodically reviewed.

6. Hedge Accounting

(1)	Hedge accounting----Deferral hedge accounting has been applied.
(2)	Hedging instruments and hedged items
Hedging instruments----derivative transactions (foreign exchange contract)
Hedged items----accounts receivable denominated in foreign currency for forecasted transactions.
(3)

Hedge policy----Derivative financial instruments are comprised principally of foreign exchange contracts to hedge the currency risk in accordance with the Canon’s policy. Canon does not hold derivative financial instruments for trading purpose.

(4)

Assessment of hedge effectiveness----As the substantial terms of hedging instruments and of hedged items are the same, the fluctuations of foreign currency exchange rates are offset by each other at the hedge’s inception and on an ongoing basis. Hedge effectiveness is assessed by verifying those relationships.

7. Notes to Others

(1)	Consumption Taxes----excluded from the statements of income and are accumulated in other receivables or other payables.
(2)	Consolidated corporate-tax system----applied

11

<Notes for Changes in Accounting Policies>

Adoption of “Accounting Standard for Fair Value Measurement”

Canon has adopted the “Accounting Standard for Fair Value Measurement” (ASBJ Statement No. 30, July 4, 2019, hereinafter referred to as the “Fair Value Measurement Standard”) and other standards from the beginning of the current fiscal year, and in accordance with the transitional treatment set forth in Paragraph 19 of the Fair Value Measurement Standard and Paragraph 44-2 of the Accounting Standard for Financial Instruments (ASBJ Statement No. 10, July 4, 2019), the new accounting policies prescribed by the Fair Value Measurement Standard and other standards are applied prospectively, or have been applied prospectively at the beginning of the current period. The application of this standard has no impact on our financial statements.

<Notes to Changes in Method of Presentation>

Changes in presentation of revenue recognition

Canon has changed the notes to revenue recognition as it has adopted the “Accounting Standard for Revenue Recognition” (ASBJ Statement No. 29, March 31, 2020, hereinafter referred to as the “Revenue Recognition Standard”) and the “Implementation Guidance on Accounting Standard for Revenue Recognition” (ASBJ Guidance No. 30, March 26, 2021).

Changes in presentation of shares in affiliates and investments in affiliates Canon has changed the presentation of “Shares of affiliates companies and investments in affiliates companies,” which was presented in aggregate in prior year, and separately presented “Shares in subsidiaries and associates” and “Capital contribution in subsidiaries and associates” in the current year non-consolidated balance sheet due to increased significances. The prior year amounts are also reclassified to conform with the current year change.

<Notes to Accounting Estimates>

The following item is recorded based on the amount using accounting estimates which may have material impacts on the financial statements for the future periods.

Valuation of investments in subsidiaries for which fair value is not determinable.

1. Amount recorded on the balance sheet as of December 31, 2022.

Investments in affiliated companies    1,560, 635 million yen

(Of the reported amount, 1,470,371 million yen pertains to investments in subsidiaries for which fair value is not determinable.)

2. Other information that contributes to the understanding of the users of the Financial Statements with regard to the estimate.

The net asset value of subsidiaries for which it is difficult to determine its fair values is calculated by taking into account excess earning power, which is based on the financial statements and business plans of the subsidiaries. Excess earning power is measured mainly based on estimated future cash flows of the subsidiaries and estimated discount rates. Estimates of future cash flows are based primarily on projections of future growth rates. Discount rate estimates are primarily based on relevant market and industry data and the weighted average cost of capital, taking into account specific risk factors.

The net asset value of the subsidiary’s shares is not significantly lower than the acquisition cost, and the Company has determined that an impairment loss on the subsidiary’s shares is not necessary.

However, if future cash flows of the subsidiary decrease more than expected due to changes in the uncertain economic environment in the future, an impairment loss may be recognized, which may have a material impact on the financial statements for the following fiscal year.

Investment in a subsidiary, Canon Medical Systems Corporation (“CMSC”), represents a significant investment of the Company, and is recorded at 658,304 million yen in the current fiscal year financial statements. We estimated the future cash flows for CMSC based on a mid-term management plan developed by considering the expected market growth of medical equipment products and macro-economic growth of relevant regions.

<Notes to Deferred Income Tax>

Major Items of Deferred Tax Assets and Liabilities

(Deferred tax assets)	(Millions of yen)
Accrued pension and severance cost	17,847
Shares in subsidiaries	7,309
Loss on valuation of inventories	1,997
Enterprise tax payable	1,179
Depreciation of fixed assets in excess of limit	14,246
Excess in amortization of software	5,592
Amortization of deferred charges in excess of limit	15,257
Other	11,188
Subtotal deferred tax assets	74,615
Valuation reserve	(9,527)
Total deferred tax assets	65,088
(Deferred tax liabilities)
Reserve for deferral of capital gain on property	(1,465)
Other	(3,554)
Total deferred tax liabilities	(5,019)
Net deferred tax assets	60,069

(Note)	Application of Tax Effect Accounting for the transition from the consolidated corporate-tax system to the group tax sharing system.

In regard to the transition to the group tax sharing system created in the “Act for Partial Amendment of the Income Tax Act, etc.” (Act No.8 of 2020) and accounting items for which the single-entity taxation system was revised in line with the transition to the group tax sharing system, the amounts of deferred tax assets and deferred tax liabilities are based on the provisions of the laws on taxation prior to amendment, and the provisions of Paragraph 44 of the “Guidance on Accounting Standard for Tax Effect Accounting” (Accounting Standards Board of Japan Guidance No.28 of February 16, 2018) have not been applied, in accordance with the treatment provided for in Paragraph 3 of “Treatment of Tax Effect Accounting for the Transition from the Consolidated Taxation System to the Group Tax Sharing System” (ASBJ Practical Issues Task Force (“PITF”) No.39 of March 31, 2020).

12

<Notes to Transaction with Related Parties>	(Millions of yen)

Nature	Company name	Ratio of voting rights held by the Company	Relationship with the Company	Transaction details	Transaction amount	Item	Balance as of December 31, 2022
Subsidiary	Canon Marketing Japan Inc.	(Possession) Direct: 58.5% Indirect: 0.0%	Borrowings of funds	Borrowings of funds	-	Short-term loans payable	180,000
Subsidiary	Oita Canon Inc.	(Possession) Direct: 100%	Production of the Company’s products Interlocking directorate	Purchase of products, components and others	169,965	Accounts payable	45,760
Subsidiary	Canon Finetech Nisca Inc.	(Possession) Direct: 100%	Borrowings of funds	Repayment of funds	2,444	Short-term loans payable	40,048
Subsidiary	Canon Tokki Corporation	(Possession) Direct: 100%	Borrowings of funds Interlocking directorate	Borrowings of funds	6,121	Short-term loans payable	41,413
Subsidiary	Canon U.S.A., Inc.	(Possession) Direct: 100%	Sales of the Company’s products Borrowings of funds Interlocking directorate	Sales of the Company’s products	484,605	Accounts receivable	93,695
				Borrowings of funds	5,810	Short-term loans payable	63,764
Subsidiary	Canon Europa N.V.	(Possession) Indirect: 100%	Sales of the Company’s products Borrowings of funds Interlocking directorate	Sales of the Company’s products	420,624	Accounts receivable	79,982
				Repayment of funds	9,573	Short-term loans payable	169,861
Subsidiary	Canon Singapore Pte. Ltd.	(Possession) Direct: 100%	Sales of the Company’s products Borrowings of funds Interlocking directorate	Sales of the Company’s products	223,075	Accounts receivable	13,480
				Borrowings of funds	13,790	Short-term loans payable	103,506
Subsidiary	Canon (China) Co., Ltd.	(Possession) Direct: 100%	Borrowings of funds Interlocking directorate	Repayment of funds	8,330	Short-term loans payable	61,478
Subsidiary	Canon Vietnam Co., Ltd.	(Possession) Direct: 100%	Production of the Company’s products Interlocking directorate	Purchase of products, components and others	223,509	Accounts payable	53,130

Conditions of transactions and policy regarding determination of conditions of transaction.

(Note 1)	The transactions above are determined on arm’s length transaction price basis.
(Note 2)	Consumption taxes are excluded from the transaction amount, however, included in the balance at December 31, 2022.
(Note 3)

The loans payable from Canon Marketing Japan Inc., Canon Finetech Nisca Inc., Canon Tokki Corporation, Canon U.S.A., Inc., Canon Europa N.V., Canon Singapore Pte. Ltd. and Canon (China) Co., Ltd. is intended to make best use of the funding in the Canon Group.

Transaction amount shows net borrowings and repayment. The interest payments are determined reasonably based on market interest rates.

(Note 4)	Ratio of voting rights held by Canon for “Indirect” of Canon Marketing Japan Inc. shows as 0.0% as the ratio is less than the first decimal point.

<Note to Revenue Recognition>

Please refer to “Notes to Revenue Recognition, 2. Fundamental information for understanding revenue” in Notes to Consolidated Financial Statements.

<Note to Subsequent Event>

On January 5, 2023 , Canon borrowed 140 billion yen under its existing overdraft facilities with Mizuho Bank, Ltd. and MUFG Bank, Ltd. for required operating funds. The overdraft facilities bear interest at a rate equal to a base rate plus a spread.

13